02041898

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 6-3-02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
JUN 24 2002
1086

For the month of June, 2002

CTI Holdings
(Translation of registrant's name into English)

Avenida Figueroa Alcorta 3259, 1425 Buenos Aires, Argentina
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-________________ .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTI HOLDINGS S.A.
(Registrant)

Date June 20, 2002

By ________________
(Signature)*
Walter C. Forwood
Chief Financial Officer

PROCESSED
JUN 27 2002
THOMSON FINANCIAL

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

1. Certain Disclosure

   - In March 2002, Verizon International Holdings Ltd. ("VIHL") contributed 5.5 million shares of CTI Holdings S.A. ("CTI") to Argentina Holding LLC ("AHL"), a wholly owned subsidiary of VIHL. VIHL subsequently transferred ownership of AHL to CTI Corporate Trust.

   - In May 2002, VIHL contributed 5.4 million shares of CTI to Verizon Latin America Holding LLC ("VLAH"), a wholly owned subsidiary of VIHL. VIHL subsequently transferred ownership of VLAH to the Restructure Trust.

   - On June 3, 2002, GTE Mobile Communications International Incorporated ("GTE Mobile"), an affiliate of VIHL, purchased approximately 5.3 million shares of CTI from Telfone (BVI) Limited ("Telfone") as a result of the exercise of a put option that GTE Mobile had granted to Telfone.

   - Following these various transfers VIHL, together with GTE Mobile, holds approximately 48% of the shares of CTI.

2. Letter to The Chase Manhattan Bank, as Trustee under the Indenture dated June 13, 2002 between CTI Holdings S.A. and The Chase Manhattan Bank, in respect of the acceleration of a credit facility of certain of CTI Holdings S.A.'s subsidiaries (copies of the April 16, 2002 and May 10, 2002 Form 6-K submissions referenced in the Letter are not included in this Item 2.).

3. Spanish version of Argentine GAAP consolidated financial statements for the three months ended March 31, 2002 and 2001.

4. English summary of the Argentine GAAP consolidated financial statements for the three months ended March 31, 2002 and 2001.

CTI MÓVIL

Avenida Figueroa Alcorta 3259
(C1425CKL) Buenos Aires, Argentina
TEL (011) 4809 8888
FAX (011) 4809 8989
SITE www.cti.com.ar

June 13, 2002

The Chase Manhattan Bank
450 West 33rd Street, 15th Floor
New York, New York 10001-2697
Attn: Ms. Lucia Jaklitsch,
Assistant Vice President
Global Trust Services
Tel: 212-946-3013
Fax: 212-946-8177

Re: Notice of Default

Ladies and Gentlemen:

Reference is made to the INDENTURE, dated as of April 9, 1998 (the "Indenture"), between CTI HOLDINGS S.A. ("CTI Holdings"), as issuer, and The Chase Manhattan Bank, as trustee (the "Trustee").

Pursuant to Section 4.08 of the Indenture, we hereby notify you as follows:

The Overseas Private Investment Corporation ("OPIC") has notified CTI Holdings' subsidiary, CTI COMPAÑÍA DE TELÉFONOS DEL INTERIOR S.A., as borrower (the "Borrower") under the Amended and Restated Finance Agreement (the "OPIC Direct Agreement") dated as of June 30, 2000 among the Borrower (and CTI NORTE COMPAÑÍA DE TELÉFONOS DEL INTERIOR S.A., also as a borrower, but which has since been merged with and into the Borrower), CTI Holdings and OPIC that the Borrower's failure to make certain interest and principal payments pursuant to the OPIC Direct Agreement constituted a default thereunder. As a result of such default, OPIC further notified the Borrower that it was thereby declaring the OPIC Notes (as defined in the OPIC Direct Agreement), all interest thereon and all other amounts payable under the OPIC Direct Agreement to be forthwith due and payable. The acceleration of the maturity of the OPIC Notes may be deemed to constitute an Event of Default under Section 6.01(d)(ii) of the Indenture.

The Borrower's payment obligations under the OPIC Direct Agreement are guaranteed by certain shareholders of CTI Holdings, and OPIC has demanded payment from such shareholders. We understand that such shareholders have made arrangements to honor OPIC's demand. The shareholders subrogation rights that arise as a result of their payments to OPIC are subordinated to the prior payment in full of the Borrower's obligations to the lenders under of the Borrower's Senior Credit Agreement, dated as of April 14, 2000 with the lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Citibank, N.A., Bank of America, N.A., The Chase Manhattan Bank, Deutsche Bank AG and Dresdner Bank AG, as arrangers (the "CTI Term Credit Agreement").

CTI MÓVIL

In addition, we enclose copies of Form 6-Ks that were submitted to the Securities and Exchange Commission in April and May 2002, which contained disclosure relating to the acceleration of the Borrower's obligations under the CTI Term Credit Agreement and each of the Credit Agreement dated March 31, 1999, entered into by the Borrower (and CTI Norte Compañía de Teléfonos del Interior S.A., also as a borrower), the lenders party thereto, and Lucent Technologies Inc., as administrative agent ("Lucent"), and the Credit Agreement dated June 29, 2001, entered into by the Borrower (and CTI Norte Compañía de Teléfonos del Interior S.A., also as a borrower), the lenders party thereto and Lucent.

Pursuant to Section 4.08 of the Indenture, we hereby notify you that the acceleration of the maturity of the CTI Term Notes and of the obligations under each of the Lucent – Interior Credit Agreements may be deemed to constitute Events of Default under Section 6.01(d)(ii) of the Indenture. The Borrower and its advisors have had and continue to have discussions with its lenders and are preparing a proposal to its lenders, including its lenders under the CTI Term Credit Agreement and the Lucent – Interior Credit Agreement, to restructure the debt of the Borrower.

Very truly yours,

Walter Forwood
CEO
CTI Holdings, S.A.

Item 3.

Spanish version of
Argentine GAAP consolidated financial statements for the three months ended
March 31, 2002 and 2001

CTI HOLDINGS S.A.

ESTADOS CONTABLES (NO AUDITADOS)

31 de marzo de 2002 y 2001

INFORME DE REVISIÓN LIMITADA

A los Señores Presidente, Directores y Accionistas de
CTI Holdings S.A.

1. Hemos efectuado una revisión limitada del balance general adjunto de CTI Holdings S.A. al 31 de marzo de 2002 y 2001 y los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por los períodos de tres meses finalizados en esas fechas y sus notas 1 a 17 y anexos A, B, C, G y H complementarios. La revisión limitada incluyó además a los estados contables consolidados con los de las sociedades controladas al 31 de marzo de 2002 y 2001, que se presentan como información complementaria, con sus notas A a N. Asimismo, hemos revisado con el mismo alcance la información contable incluida en la correspondiente reseña informativa en lo que es materia de nuestra competencia. Dichos estados contables y reseña informativa son responsabilidad del Directorio de CTI Holdings S.A.

2. Nuestra revisión limitada fue efectuada de acuerdo con normas vigentes en la Argentina para dicho propósito, contenidas en la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas y, por lo tanto, no incluye todos los procedimientos necesarios para realizar una auditoría completa de dichos estados contables. Una revisión limitada de estados contables correspondientes a períodos intermedios consiste principalmente en la aplicación de procedimientos analíticos de revisión y en efectuar preguntas a ejecutivos responsables por los aspectos contables de la Sociedad. El alcance de la revisión es sustancialmente menor al requerido para efectuar una auditoría según normas de auditoría vigentes, cuyo objetivo es expresar una opinión sobre los estados contables tomados en su conjunto.

3. Como se explica en la Nota 2 a los estados contables adjuntos, durante los últimos meses del ejercicio concluido el 31 de diciembre de 2001, el Gobierno Nacional introdujo cambios significativos de política económica, habiéndose dispuesto -con posterioridad al cierre del ejercicio- la modificación del régimen cambiario establecido por la Ley de Convertibilidad vigente desde el año 1991, a través de la emisión de sucesivas normas legales, muchas de las cuales aún se hallan en proceso de instrumentación y reglamentación. En la nota referida se describen también los efectos sobre la situación general de la Sociedad producidos por las medidas adoptadas hasta la fecha por el Gobierno Nacional, cuyos efectos no pueden ser estimados razonablemente a la fecha de emisión de los estados contables. El contexto económico y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de los acontecimientos. Los adjuntos estados contables deben ser leídos teniendo en cuenta las circunstancias previamente explicadas.

4. Los estados contables mencionados en el primer párrafo han sido preparados bajo el supuesto de que CTI Holdings S.A. y sus sociedades controladas continuarán operando como empresa en marcha y no incluye ningún ajuste para reflejar los posibles efectos futuros sobre el valor de recupero y clasificación de los activos y los montos de los pasivos que podrían resultar de la resolución desfavorable de la incertidumbre descripta a continuación. Las sociedades controladas por CTI Holdings S.A. han incurrido en pérdidas recurrentes, tienen capital de trabajo deficitario, y patrimonio neto negativo. Además, estas sociedades no han cumplido con ciertos compromisos establecidos en los contratos de préstamos bancarios y han decidido suspender los pagos de sus obligaciones financieras. Asimismo, no han podido suministrarnos proyecciones que permitan demostrar la viabilidad de generación de suficientes fondos para cumplir con las condiciones establecidas en sus contratos de préstamos financieros. Estas circunstancias al presente originan dudas sustanciales sobre la capacidad de estas sociedades, y por lo tanto de CTI Holdings S.A., para continuar operando como empresas en marcha.

5. Las circunstancias mencionadas en los párrafos 3 y 4 originaron una abstención de opinión en nuestro informe de fecha 1° de febrero de 2002 que emitiéramos sobre los estados contables al 31 de diciembre de 2001,

6. Tal como indica la Nota 3 a los estados contables adjuntos, la Sociedad no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda ocurridas desde el 1° de enero de 2002, lo que es requerido por la Resolución M.D. 3/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. De haberse aplicado dicha Resolución, (a) el patrimonio neto de la Sociedad al 31 de marzo de 2002 hubiera aumentado en aproximadamente $ 12.910.000 y la pérdida por el período de tres meses finalizado en dicha fecha hubiera disminuido aproximadamente en $ 129.400.000, y (b) todos los saldos de los rubros al 31 de marzo de 2001 presentados con fines comparativos se hubieran reexpresado aplicando el coeficiente de ajuste correspondiente al período enero a marzo de 2002 el que arroja un incremento de 32%.

7. Por las razones descriptas en el párrafo 2 de este informe, no estamos en condiciones de emitir una opinión sobre la razonabilidad de los estados contables intermedios mencionados en el párrafo 1 considerados en su conjunto. No obstante ello, y basados en nuestra revisión limitada informamos que:

   - no se han modificado las circunstancias por las cuales nos abstuvimos de opinar sobre los estados contables al 31 de diciembre de 2001;

   - no estamos en conocimiento de ninguna otra posible modificación significativa que deba hacerse a los estados contables mencionados en el primer párrafo para que los mismos estén presentados de acuerdo con las normas pertinentes de la Comisión Nacional de Valores y, excepto por la falta de reconocimiento de los efectos de las variaciones en el poder adquisitivo de la moneda mencionada en el párrafo 6, con las normas contables profesionales vigentes en la Argentina.

8. Información adicional:

a) Las normas de auditoría y las normas contables profesionales, vigentes en la República Argentina, mencionadas en los párrafos anteriores, corresponden a la Capital Federal.

b) Los estados contables y la reseña informativa mencionados en el primer párrafo (i) han sido preparados respetando las normas relativas a su forma y contenido previstas en la Ley de Sociedades Comerciales y en las Normas de la Comisión Nacional de Valores, (ii) se encuentran asentados en el Libro Inventarios y Balances y (iii) surgen de los registros contables de CTI Holdings S.A. llevados en sus aspectos formales, de acuerdo con las disposiciones legales vigentes.

c) Al 31 de marzo de 2002, según sus registros contables, CTI Holdings S.A. no tiene deuda en concepto de aportes y contribuciones con destino al régimen de jubilaciones y pensiones.

Buenos Aires
9 de mayo de 2002

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

CTI HOLDINGS S. A.

ESTADOS CONTABLES CORRESPONDIENTES AL PERÍODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2002 PRESENTADO EN FORMA COMPARATIVA CON LOS DE IGUAL PERÍODO DEL EJERCICIO ANTERIOR

Expresado en pesos

Domicilio legal: Av. Pte. Figueroa Alcorta 3259, Buenos Aires, Argentina
Actividad principal: Inversora
Fecha de inscripción en el Registro Público de Comercio:
- Del Estatuto: 7 de febrero de 1996
- De las modificaciones: 11 de noviembre de 1998, 23 de julio de 1999, 20 de junio de 2000, 19 de octubre de 2000, 19 de abril de 2001, 14 de mayo de 2001, 3 de julio de 2001 y 18 de diciembre de 2001. En trámite las modificaciones del 10 de julio de 2001 y 4 de octubre de 2001 (Ver Nota 9)

Número de registro en la Inspección General de Justicia (I.G.J.): 1.616.260
Plazo de duración de la Sociedad: hasta el 7 de febrero de 2095
Información sobre las sociedades controladas en Nota 12

COMPOSICIÓN DEL CAPITAL - Nota 9

	Capital	
	Suscripto $	Integrado $
Al 31 de marzo de 2002		
31.753.581 acciones ordinarias, nominativas no endosables de valor nominal $ 1,00 de 1 voto c/u	31.75	31.75
Total al 31/03/02	31.75	31.75
Al 31 de marzo de 2001		
27.356.060 acciones ordinarias, nominativas no endosables de valor nominal $ 1,00 de 1 voto c/u	27.35	27.35
Total al 31/03/01	27.35	27.35

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO AL 31 DE MARZO DE 2002 Y 2001 (No auditado)
Expresado en Pesos (Nota E)

ACTIVO	2002	2001
ACTIVO CORRIENTE		
Caja y bancos – Nota F 1)	32.66	18.32
Inversiones	1.64	21.19
Cuentas a cobrar - Notas F 2)	142.80	129.09
Créditos fiscales - Notas F 3) y L	29.34	81.71
Otros créditos – Nota F 4)	8.09	12.38
Bienes de cambio – Nota F 5)	27.11	67.38
Otros activos – Nota F 6)	13.85	11.13
Total del activo corriente	255.52	341.22
ACTIVO NO CORRIENTE		
Créditos fiscales - Notas F 3) y L	5.80	62.33
Otros créditos – Nota F 4)	568.97	958.73
Bienes de uso - Nota F 7)	1.53	1.01
Activos intangibles y cargos diferidos -Nota F 8)	408.94	459.16
Otros activos – Nota F 6)	1.54	340.34
Total del activo no corriente	1.95	1.53
TOTAL	2.20	1.87

PASIVO	2002	2001
PASIVO CORRIENTE		
Cuentas a pagar - Nota F 9)	135.6	217.98
Deuda con Gobierno Argentino – Licencia PCS	-	102.88
Préstamos a corto plazo - Nota G a)	5.2	47.80
Vencimientos corrientes de deudas a largo plazo - Nota G b)	549.7	148.60
Deuda financiera – Nota G c)	2.4	-
Préstamos de los accionistas	109.5	-
Compañías relacionadas	42.0	14.72
Remuneraciones y cargas sociales	3.8	5.14
Cargas fiscales – Nota F 10)	52.0	15.95
Ingresos diferidos	10.6	11.53
Otros pasivos – Nota F 11)	43.1	5.98
Total del pasivo corriente	3.4	570.60
PASIVO NO CORRIENTE		
Cuentas a pagar - Nota F 9)	384.7	1.01
Préstamos a largo plazo – Nota G)	-	841.62
Cargas fiscales – Nota F 10)	4.2	26.38
Otros pasivos – Nota F 11)	6.0	-
Previsiones	2.8	2.84
Total del pasivo no corriente	7.5	871.86
Total del pasivo	3.4	1.44
Participación de terceros en sociedades *Controladas*	(26)	(532)
PATRIMONIO NETO – Según estado Correspondiente	(1.2	437.42
TOTAL	2.2	1.87

Las notas A a N adjuntas integran estos estados contables consolidados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
ESTADO CONSOLIDADO DE RESULTADOS (No auditado)
Por los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota E)

	2002	2001
Ventas netas - Nota F12)	122.63	131.73
Costo de ventas excepto amortizaciones	(58.01	(60.67
Subtotal	64.61	71.06
Gastos de comercialización	(32.97	(35.91
Gastos de administración	(8.80	(9.99
	22.82	25.15
Otros ingresos / egresos	(930.29	90.53
Resultado por inversión en sociedades	(301.24	(4.99
Amortizaciones	(49.84	(39.24
Resultados financieros y por tenencia:		
Generados por activos – Nota F 13)	22.21	491.18
Generados por pasivos – Nota F 13)	(1.64	(36.03
Impuesto a la ganancia mínima presunta	(4.28	(4.36
Participación de terceros en sociedades controladas	246	387
Pérdida del período	(1.65	(58.89

Las notas A a N adjuntas integran estos estados contables consolidados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX Por Comisión Fiscalizadora	Ricardo J. Demattei (Socio) Contador Público (U.B.A.) C.P.C.E.C.F. T° 66 F° 5	WALTER FORWOOD Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
ESTADO CONSOLIDADO DE ORIGEN Y APLICACION DE FONDOS (No auditado) - Hoja 1 de 2

Por los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota E)

	2002	2001
FONDOS NETOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Pérdida del período	(1.6	(58.8
Ajustes para conciliar la pérdida neta con los fondos netos generados por las operaciones:		
Gastos (ingresos) que no consumen (generan) fondos		
Resultado participación en sociedades	301.2	4.9
Amortizaciones	49.8	39.2
Previsión para deudores incobrables y fraudes	13.8	14.0
Desvalorización de bienes de cambio	784.5	626.4
Previsión para contingencias	-	(10.5
Diferencia de cambio	1.5	-
Participación de terceros en sociedades controladas	(246)	(387)
Variaciones en activos y pasivo operativos		
Cuentas a cobrar	(17.5	(9.9
Bienes de cambio	(5.2	(2.1
Cuentas a pagar	29.5	(60.1
Impuestos a pagar	23.5	513.7
Créditos fiscales	7.7	3.8
Compañías relacionadas	(6.4	12.7
Cargos diferidos	14.2	(11.7
Remuneraciones y cargas sociales	(4.1	(914.8
Otros	33.7	24.3
Fondos netos generados por (aplicados a) las operaciones	20.2	(43.4
FONDOS APLICADOS A ACTIVIDADES DE INVERSIÓN		
Pagos por adquisición de bienes de uso	(7.0	(13.6
Pagos por adquisición de activos intangibles	(1.4	(629.1
Fondos netos aplicados a actividades de inversión	(8.4	(14.2

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
ESTADO CONSOLIDADO DE ORIGEN Y APLICACION DE FONDOS (No auditado) - Hoja 2 de 2
Por los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota E)

	2002	2001
FONDOS NETOS GENERADOS POR ACTIVIDADES FINANCIERAS		
Ingresos por deuda a largo plazo	-	11.41
Cancelación de préstamos a corto plazo	(3.50	-
Cancelación de deuda a largo plazo	(16.18	(28.51
Ingresos por préstamos de los accionistas de la sociedad controlante	19.82	-
Gastos por obtención de préstamos	(71.25	(1.32
Liberación de inversiones	-	20.46
Aportes de capital	-	53.82
Fondos netos generados por actividades financieras	71.28	55.86
Aumento (Disminución) neta en caja y equivalentes	11.83	(1.84
Caja y equivalentes al comienzo del período	22.48	41.36
Caja y equivalentes al final del periodo	34.31	39.51
INFORMACIÓN COMPLEMENTARIA		
Incorporaciones financiadas de bienes de uso no incluidas en los totales anteriores	30.00	19.60
Diferencias de cambio activadas en bienes de uso	558.97	-

Las notas A a N adjuntas integran estos estados contables consolidados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados)
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA A - ESTADOS CONTABLES CONSOLIDADOS

Siguiendo el procedimiento establecido por la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, y las normas aplicables de la Comisión Nacional de Valores, CTI Holdings S.A. (CTI Holdings o la Compañía) ha consolidado línea por línea sus estados contables al 31 de marzo de 2002 con los estados contables de las sociedades controladas CTI Compañía de Teléfonos del Interior S.A. (CTI) – que con efecto 1 de enero de 2002 absorbió por fusión a CTI Norte Compañía de Teléfonos del Interior S.A. (CTI Norte) y a Compañía de Telecomunicaciones Integrales (CT Integrales) – y CTI PCS S.A. (CTI PCS). Al 31 de marzo de 2001 la consolidación se efectuó con los estados contables de las entonces sociedades controladas CTI, CTI Norte Compañía de Teléfonos del Interior S.A. (CTI Norte o en conjunto con la anterior las Compañías Operativas del Interior), CTI PCS y CT Integrales.

CTI y CTI PCS prestan servicios de telefonía móvil, servicios de telecomunicaciones y actividades conexas. Adicionalmente, al fusionarse con CT Integrales, CTI presta servicios de telefonía fija local, de larga distancia y servicios conexos.

A partir del pasado ejercicio, y en virtud de lo dispuesto por la Resolución Nº 368/01, de la Comisión Nacional de Valores (CNV), la Sociedad ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino que por el contrario los mismos continúan constituyendo información complementaria, tal cual lo disponen las normas contables legales y profesionales vigentes.

De acuerdo con lo establecido por la Resolución General N° 372/01 de la CNV, y a efectos de evitar una duplicación de la información, no se incluyen ciertas notas a los estados contables consolidados, ya que las mismas se encuentran en los estados contables básicos de CTI Holdings S.A.

NOTA B - CONSTITUCIÓN Y OPERACIONES

Ver Nota 1 a los estados contables básicos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA C – LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO. FACTORES DE RIESGO DE MERCADO.

Ver Nota 2 a los estados contables básicos.

NOTA D - MARCO REGULATORIO

Por Decreto Nº 1185/90 se dispuso la creación de la Comisión Nacional de Telecomunicaciones (CNT), estableciéndose en esa misma norma las funciones y facultades del organismo. A principios del año 1997 por Decreto Nº 80/97 se constituyó en su reemplazo la Comisión Nacional de Comunicaciones (CNC), que tiene las funciones de contralor de la prestación de los servicios de telecomunicaciones.

La Secretaría de Comunicaciones de la Presidencia de la Nación (SC) es la Autoridad Regulatoria del Sector, tiene entre sus funciones establecer las políticas de telecomunicaciones, elaborar los planes fundamentales y otorgar licencias para la prestación de servicios de telecomunicaciones, conforme a lo dispuesto por el Dto. 1620/96.

Las Compañías Operativas del Interior a principios de 1994, resultaron adjudicatarias del Concurso Público CNT N° 1/93 para la prestación del Servicio de Telefonía Móvil (STM) en el interior del país (Áreas de Explotación I y III).

Las licencias para la prestación del servicio fueron otorgadas mediante Resoluciones Nos. 259/95, 260/95 SOPyC y la Resolución SC 3.311/99. Las Compañías Operativas del Interior cuentan también con licencias para la prestación de servicios para transmisión de datos y Servicios de Valor Agregado, Trunking y Servicios de Comunicaciones Personales.

Con fecha 16 de noviembre de 1999, la Secretaría de Comunicaciones SC mediante la Resolución N° 3.311, otorgó a las Compañías Operativas del Interior la licencia para el uso de la banda de frecuencia CC', en la frencuencia de 1900 MHZ, en el interior del país. Esto le permite operar en el sistema PCS.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA D - MARCO REGULATORIO - Continuación

Por su parte, CT Integrales conforme a Resolución SC N° 88/99 del 21 de mayo de 1999, obtuvo la licencia para la prestación de servicios de telefonía fija de larga distancia sin límite de tiempo.

CTI PCS -en concurso público- resultó adjudicataria de una licencia (Resolución N° 16.326/99 de la Secretaría de Comunicaciones de fecha 29 de junio de 1999) para la prestación del Servicio de Comunicaciones Personales (PCS) en el Área Múltiple Buenos Aires (AMBA) y su extensión (Área II). Se le autorizó asimismo el uso de la Banda de Frecuencias AA para la prestación del servicio.

El Marco Regulatorio del Sector está integrado por normas de diverso rango:

- Ley de Telecomunicaciones (Ley N° 19.798).
- Pliego del concurso de STM aprobado por Resolución MEyOSP N° 575 ratificada por el Decreto N° 1461/93.
- Reglamento General del Servicio de Comunicaciones personales y pliego del Concurso Aprobado por Decreto N° 266/98 de la SC.
- Reglamento General de Clientes de Servicios de Comunicaciones Móviles aprobada por Resolución N° 490/97 de la Secretaría de Comunicaciones de la Presidencia de la Nación.
- Decreto Nº 92/97 que aprueba la nueva estructura tarifaria, el Reglamento General de Interconexión (RNI), los planes de numeración y señalización e introduce cambios a diversas normas generales.
- Decreto Nº 264/98 Plan de Liberalización de Telecomunicaciones.
- Decreto Nº 266/98 Plan de Liberalización de Telecomunicaciones, Reglamento General de PCS. Pliego de adjudicación de la licencia de PCS, Reglamento de la Interconexión.
- La normativa que reglamenta la implementación de la modalidad del "Calling Party Pays" (CPP) Resoluciones SC Nº 263/97 y 344/97 y Resolución MEyOSP N° 1/01. La suspensión en su implementación ha sido dispuesta por Resolución SC N° 122/01, norma que fue derogada por Resolución 253/2001. La implementación de CPP M-M fue nuevamente suspendida por orden judicial.
- Resolución SC N° 10.059/99 que aprueba el Reglamento General de Clientes del Servicio Básico Telefónico, el Régimen Sancionatorio para los Prestadores del Servicio Básico Telefónico, y el listado de Derechos y Obligaciones de Clientes del Servicio Básico Telefónico.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

NOTA D - MARCO REGULATORIO - Continuación

- Decreto N° 764/00 que aprueba el Reglamento de Licencias para Servicios de Telecomunicaciones, el Reglamento General de Interconexión, el Reglamento General del Servicio Universal y el Reglamento sobre Administración, Gestión y Control del Espectro Radioeléctrico.
- Resolución MIyV N° 613/01 que aprueba el reglamento General de Selección por Marcación del Prestador de Servicios de Larga Distancia. A la fecha de emisión a los presentes estados contables, las Compañías han interpuesto recurso de reconsideración y jerárquico en subsidio contra esta normativa, por considerar que la misma introduciría reformas a la licencia y al pliego que regula la prestación del servicio de telefonía móvil aprobado por Resolución MEyOSP N° 575/93, ratificada por Decreto N° 1461/93, modificando sustancialmente los derechos emergentes de dichas normas.

Con fecha 26 de marzo de 2002, a pedido de los Operadores de Telefonía, la Secretaría de Comunicaciones, conforme a la Resolución M.E. N° 33/2002, suspendió por el lapso de noventa (90) días corridos a partir de la fecha de vencimiento prevista por el Artículo 3° del Anexo I de la Resolución MIyV N° 613/01, la obligación existente para los prestadores de origen y de servicios de larga distancia de tener disponibles sus redes y equipos para implementar el sistema de selección por Marcación.

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS

Reexpresión de estados contables

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda en forma integral hasta el 31 de agosto de 1995, mediante la aplicación del método de reexpresión en moneda constante establecido por la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE). A partir del 1° de septiembre de 1995, en base a las condiciones de estabilidad económica prevalecientes y de acuerdo con lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores, la Sociedad discontinuó la aplicación del método, manteniendo las reexpresiones registradas hasta dicha fecha. Este criterio ha sido aceptado por las normas contables profesionales hasta el 31 de diciembre de 2001.

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Teniendo en cuenta la existencia de un nuevo contexto inflacionario (el incremento del índice aplicable para la reexpresión de estados contables fue del 32% en el período enero a marzo de 2002) y las condiciones creadas por el nuevo régimen establecido por la Ley de Emergencia Pública y Reforma del Régimen Cambiario, que se describen más detalladamente en la nota 2 a los estados contables básicos, con fecha 6 de marzo de 2002 el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) aprobó la Resolución M.D. N° 3/2002, que establece, entre otros aspectos, la reanudación del ajuste por inflación en los ejercicios o períodos intermedios cerrados a partir del 31 de marzo de 2002, inclusive, y admite que las mediciones contables reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el momento de interrupción de los ajustes, como las que tengan fecha de origen en el período de estabilidad, se consideren expresadas en moneda de diciembre de 2001.

El método de reexpresión en moneda constante deberá aplicarse a los valores de costos contables inmediatamente anteriores a la activación de las diferencias de cambio mencionadas en el apartado "resultados financieros y por tenencia" de esta nota, las que representan un adelantamiento de los efectos de las variaciones en el poder adquisitivo de la moneda, que serán, posteriormente, absorbidas por el valor de la moneda constante de los activos indicados en dicha nota.

La Compañía deberá aplicar los lineamientos en materia de ajuste por inflación de la Resolución M.D. N° 3/2002 del CPCECABA una vez que sean aprobados por la Comisión Nacional de Valores. De haber aplicado dichos lineamientos, a) el patrimonio neto de la Compañía al 31 de marzo de 2002 hubiera aumentado en aproximadamente $ 375,04 millones y la pérdida por el período de tres meses terminado en dicha fecha hubiera disminuido en aproximadamente $ 232,7 millones y b) todos los saldos de los rubros al 31 de marzo de 2001 presentados con fines comparativos se hubieran reexpresado incrementándolos en 32% para reconocer los efectos de las variaciones en el poder adquisitivo de la moneda correspondientes al período enero a marzo de 2002.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Nuevas normas contables

En diciembre de 2000 fueron aprobadas las Resoluciones Técnicas N° 16, 17, 18 y 19 por la FACPCE que establecen nuevas normas generales y particulares de valuación y exposición, las cuales fueron aprobadas por el CPCECABA entre octubre y noviembre de 2001. Las nuevas normas serán de aplicación obligatoria para la Sociedad a partir del ejercicio que se inicia el 1° de enero de 2003.

La Dirección de la Compañía se encuentra estudiando el impacto que las nuevas normas tendrán sobre la situación patrimonial y los resultados de sus operaciones.

Estas nuevas resoluciones técnicas se enmarcan en el proyecto de armonización de las normas contables profesionales vigentes en la República Argentina con las Normas Internacionales de Contabilidad propuestas por el "International Accounting Standard Committee".

Uso de estimaciones

La elaboración de los estados contables de acuerdo con las normas contables contempla el uso de estimaciones y premisas que afectan los estados contables consolidados. Los resultados consolidados finales podrán variar de dichas estimaciones.

Políticas contables y métodos de valuación

Las principales políticas contables y métodos de valuación son los siguientes:

- Fondos en Caja y Bancos, Inversiones, Créditos, Otros Activos y Pasivos que correspondan a operaciones liquidables en pesos.

  Se expresan a su valor nominal, incorporando o deduciendo, cuando corresponda, los resultados financieros devengados a la fecha de balance.

- Fondos de Caja y Bancos, Inversiones, Créditos, Otros Activos y Pasivos que correspondan a operaciones liquidables en moneda extranjera.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Se valúan aplicando el tipo de cambio vigente a la fecha del balance para la liquidación de estas operaciones, incorporando o deduciendo, cuando corresponda, los resultados financieros hasta la fecha. En el caso de pasivos significativos sin costo financiero explícito, se registró su valor presente, aplicando el que equivalía al que la Compañía hubiese obtenido de préstamos de características similares en cuanto a montos, plazos y garantías.

- Bienes de Cambio

Los bienes de cambio, compuestos por teléfonos celulares y accesorios, se valúan al menor entre su costo de reposición (considerando los valores en la moneda del país de origen de los equipos, convertidos al tipo de cambio aplicable para la liquidación de su importación) y su valor recuperable, ambos a la fecha de cierre de balance.

- Bienes de Uso

Se han valuado a su costo de adquisición, incluyendo todos aquellos costos necesarios para ponerlos en condiciones de utilización. Los bienes incorporados hasta el 31 de agosto de 1995 se han reexpresado en moneda constante hasta esa fecha. Los gastos financieros netos originados durante la construcción son activados. La amortización se calcula utilizando el método de línea recta sobre la vida útil estimada de los bienes respectivos a partir de la fecha en que cada uno de ellos se encuentra en condiciones de uso.

Conforme a la normativa emitida por el CPCECABA el 6 de marzo de 2002 explicitada en el apartado Resultados Financieros de esta nota, la Compañía ha decidido activar únicamente las diferencias de cambio correspondientes a la compra o construcción de activos fijos de financiación directa. Aplicando tal criterio las diferencias de cambio se activaron en los rubros correspondientes. Las diferencias de cambio originadas en pasivos de financiación indirecta no han sido activadas debido a la incertidumbre de los acontecimientos económicos mencionados en Nota 2 a los estados contables básicos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

A la fecha de emisión de los presentes estados contables, la incertidumbre respecto al efecto de las medidas económicas no permite a la Compañía evaluar la recuperabilidad de los activos mencionados.

- Activos Intangibles y Cargos Diferidos

Costos y Gastos previos a la interconexión: Los costos y gastos previos a la interconexión incurridos por CTI con anterioridad al 1° de diciembre de 1994 y por CTI Norte al 1° de noviembre de 1994, reexpresados en moneda constante hasta el 31 de agosto de 1995, se activan y amortizan utilizando el método de línea recta en ocho años a partir de fecha en que las Compañías Operativas del Interior comenzaron sus actividades comerciales.

Licencias: Los montos activados corresponden a:

- Gastos incurridos con motivo de la obtención de las licencias para construir y operar una red de telecomunicación celular en la Argentina: Estos costos, reexpresados hasta el 31 de agosto de 1995 se activan y amortizan según el método de línea recta en ocho años a partir del comienzo de las actividades comerciales el 1° de diciembre de 1994.
  Los costos erogados por CT Integrales (incorporados a CTI por fusión) por este concepto se amortizan según el método de la línea recta en cinco años a partir del comienzo de las actividades comerciales de esta Compañía ocurrida durante el mes de octubre de 2000.

- Cargos erogados para la adquisición de las licencias para operar en la frecuencia de 1900 Mhz, que permite operar en el sistema PCS en el territorio de la República Argentina. Se han valuado a su costo, incluyendo todas aquellas erogaciones necesarias para su obtención. Los gastos financieros asignables a la adquisición de la Licencia originados durante la construcción de la red son activados como parte del costo de la Licencia. Se amortizan utilizando el método de la línea recta en 40 años, a partir del comienzo de cada prestación de servicios.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

A la fecha de emisión de los presentes estados contables, la incertidumbre respecto al efecto de las medidas económicas mencionadas en Nota 2 a los estados contables básicos no permite a la Compañía evaluar la recuperabilidad de los activos mencionados.

Gastos para obtención de préstamos: Los gastos incurridos para la obtención de préstamos se difieren y se amortizan durante el plazo de la deuda correspondiente.

Desarrollo de Sistemas: Los montos corresponden a gastos incurridos con motivo de nuevos desarrollos de sistemas y se amortizan utilizando el método de la línea recta en cinco años, a partir de la puesta en marcha de los mismos.

Derecho de exclusividad: corresponden a los derechos de exclusividad para la prestación de los servicios por parte de los agentes de la Compañía. Se amortizan de acuerdo con el plazo de duración de los contratos respectivos (5 años). Los derechos de exclusividad correspondientes a agentes con los que se está dejando de operar son imputados en su totalidad al resultado del período.

Comisiones diferidas: La compañía sigue el criterio de diferir el cargo que representan las comisiones devengadas a vendedores y representantes comerciales en el plazo contractual de los contratos de prestación de servicios celebrados con los clientes (generalmente 24 meses). Las comisiones relacionadas con suscriptores que han rescindido su contrato o con incobrabilidad por morosidad, se imputan como un cargo en el estado de resultados. El método de amortización es lineal.

Costo de adquisición de clientes: Los costos de adquisición de nuevos clientes originado en la diferencia entre el precio de compra de los celulares y el costo de venta a los mismos se difieren en el plazo contractual de los contratos de prestación de servicios celebrados con los clientes (generalmente 24 meses) en la medida que se considere que los mismos serán recuperables; caso contrario se imputa directamente como cargo al estado de resultados. Los cargos por subsidios de aquellos clientes que han rescindido su contrato o con incobrabilidad por morosidad, se imputan como un cargo en el estado de resultados. El método de amortización es lineal.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Dada la incertidumbre sobre la recuperabilidad de activos mencionados en la Nota 2 se decidió no activar estos gastos a partir del 1 de enero de 2002.

Gastos implementación Base de datos clientes: Corresponden a los costos fijos iniciales erogados por CT Integrales (incorporados a CTI por fusión) para la constitución de la base de datos y verificado del procedimiento de presuscripción de los clientes abonados a la Compañía NCS, que se activan y difieren en la duración del contrato de dicha Compañía.

A la fecha de emisión de los presentes estados contables, la Gerencia de la Compañía se encuentra en proceso de evaluación de la recuperabilidad de sus activos de larga duración, considerando el impacto de los cambios en el entorno macroeconómico descriptos en Nota 2 a los estados contables básicos.

- Previsiones

Previsión para Deudores Incobrables y Fraudes: Incluye el monto que la Gerencia considera razonable en base al análisis de las diferentes clases de clientes, las políticas de crédito, el crecimiento en la cantidad de clientes, la antigüedad de cada deuda y la experiencia de cobranzas de otras compañías de telefonía celular tanto en la Argentina como en el extranjero.

Previsión para Incobrabilidad y bonificaciones a Agentes: Incluye el monto que la Gerencia considera razonable sobre la base del análisis individual de cada agente.

Previsión para desvalorización de bienes de cambio: Incluye el monto que la Gerencia estima razonable sobre la base del análisis de la recuperabilidad de los mismos al cierre de cada período.

Previsión para obsolescencia de Bienes de Uso: Incluye el monto que la Gerencia estima razonable sobre la base del análisis de la recuperabilidad de los mismos al cierre de cada ejercicio.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Previsión para Contingencias: Incluye el monto que la Gerencia y los asesores legales externos estimaron que probablemente constituye un pasivo a la fecha del balance.

- Impuesto a las ganancias

  La registración contable del impuesto a las ganancias se efectúa empleando el método denominado del impuesto diferido (Ver Nota M).

- Impuesto a la ganancia mínima presunta

  El impuesto a la ganancia mínima presunta se registra como un gasto en la medida que se estima que no podrá ser computado a cuenta del impuesto a las ganancias de los próximos ejercicios y se diferiría en la medida que se estime que, por el contrario, se pudiera efectuar su cómputo.

- Cuentas de Patrimonio neto

  Se mantienen a su valor nominal.

- Ingresos por ventas

  Los ingresos por ventas se reconocen cuando se suministran los productos o servicios a los clientes. Los adelantos de la facturación por servicios se difieren y reconocen como ingresos cuando ellos se suministran.

- Otras cuentas de resultados

  Las cuentas de resultados no han sido reexpresadas en moneda constante, excepto las amortizaciones de bienes de uso e intangibles que están actualizadas hasta el 31 de agosto de 1995.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

- Indemnización por despido

  Las indemnizaciones son cargadas a resultados en el momento en que se decide el despido.

- Gastos de Publicidad y Promoción

  Los gastos de publicidad y promoción son cargados a resultados cuando se incurre en ellos.

- Resultados financieros y por tenencia

  La Resolución General N° 398 de la Comisión Nacional de Valores admite, como tratamiento de excepción, el previsto en la Resolución M.D. N° 3/2002 del CPCECABA mencionada al comienzo de esta nota, que establece que las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos en moneda extranjera existentes a dicha fecha, deben imputarse a los valores de costo de los activos adquiridos, o construidos mediante esa financiación, en la medida que se cumplan una serie de condiciones y modalidades establecidas en dicha norma profesional, y sea directa la relación entre la financiación y la adquisición, construcción o producción de los activos que califican para recibir la imputación de las diferencias de cambio (bienes de uso, bienes intangibles e inversiones permanentes en otras sociedades constituidas en el país y en existencia al 6 de enero de 2002). Se entiende por tal financiación, total o parcial, la otorgada por el proveedor de los bienes, facturados en moneda extranjera, o la obtenida con idéntico destino de entidades financieras. En los casos en que la relación entre la financiación y la adquisición o producción o construcción de los activos que califican no sea directa, dichas diferencias de cambio también podrán imputarse, bajo ciertas condiciones, a los valores de costo de dichos activos.

  De acuerdo con la norma anteriormente mencionada, la Compañía ha activado durante el período $ 559,0 millones en activos fijos, correspondientes a pérdidas de cambio originadas en los pasivos en moneda extranjera existentes al 6 de enero de 2002, que financiaron directamente dichos activos. Al cierre del período, los activos mencionados incluyen pérdidas de cambio acumuladas, netas de depreciación, de $ 551,1 millones. De haberse efectuado la reexpresión de los estados contables mencionada al comienzo de esta nota, el importe de la pérdida de cambio activada neta de depreciación se reduciría a $ 446,4 millones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Respecto de los bienes cuya financiación ha sido indirecta, la Compañía ha decidido no activar por el momento las diferencias de cambio previstas en la normativa mencionada, debido a la incertidumbre y a los acontecimientos económicos descriptos en nota 2 a los estados contables básicos, que han impedido obtener un cálculo del valor recuperable de dichos activos.

NOTA F - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS

	31 de marzo de	
	2002	2001
ACTIVO		
1) Caja y bancos		
Caja en pesos	60.81	350.98
Bancos en pesos	29.08	6.39
Bancos en moneda extranjera	3.52	11.58
	32.66	18.32
2) Cuentas a cobrar		
Deudores por ventas	366.41	296.03
Cuentas a cobrar agentes	17.69	11.44
Previsión para deudores incobrables y fraudes	(237.47	(174.54
Previsión para bonificaciones a agentes	(3.83	(3.83
	142.80	129.09
3) Créditos fiscales		
Corrientes		
Impuesto a las ganancias diferido - Nota L	-	38.33
Impuesto al valor agregado y otros	29.3	43.38
	29.3	81.71

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA F - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de marzo de	
	2002	2001
No corrientes		
Impuesto a las ganancias diferido - Nota L	-	43.52
Impuesto al valor agregado y otros	5.8	18.80
	5.8	62.33
	35.1	144.05
4) Otros créditos		
Corrientes		
Agentes	10.2	11.55
Previsión para incobrabilidad agentes	(7.5	(7.11
Otros	5.4	7.94
	8.0	12.38
No corrientes		
Agentes	568.9	958.73
	568.9	958.73
	8.6	13.34
5) Bienes de cambio		
Teléfonos y accesorios	28.8	67.41
Previsión para desvalorización	(1.7	(39.37
	27.1	67.38
6) Otros activos		
Corrientes		
Depósitos en garantía	697.3	471.40
Alquileres pagados por adelantado	12.5	10.18
Seguros pagados por adelantado	552.7	301.90
Otros	92.9	174.81
	13.8	11.13

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA F - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de marzo de	
	2002	2001
No corrientes		
Alquileres pagados por adelantado	1.54	-
Otros	-	340.34
	1.54	340.34
	15.39	11.47
7) Bienes de Uso		
Saldos al inicio del período	1.00	988.31
Altas y activación de diferencias de cambio del período	578.81	45.42
Bajas del período	(3.77	(2.25
Amortizaciones del período	(45.17	(34.42
	1.53	997.05
Anticipos a proveedores	2.75	18.82
Previsión obsolescencia	(4.44	-
	1.53	1.01
8) Activos intangibles y cargos diferidos		
Saldos al inicio del período	427.84	451.33
Altas del período	7.71	31.70
Bajas del período	(310.09	(221.13
Amortizaciones del período	(26.31	(23.64
	408.94	459.16

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA F - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de marzo de	
	2002	2002
PASIVO		
9) Cuentas a pagar		
Corrientes		
Proveedores en pesos	79.02	172.11
Proveedores en moneda extranjera	56.65	45.86
	135.68	217.98
No corrientes		
Proveedores en moneda extranjera	384.75	1.01
	384.75	1.01
	136.07	218.99
10) Cargas fiscales		
Corrientes		
Impuesto al valor agregado	5.15	-
Impuesto a la ganancia mínima presunta	140.89	3.41
Retenciones de impuestos	25.45	3.03
Impuesto sobre los ingresos brutos	4.85	5.48
Tasa CNC	12.92	2.70
Otros	3.55	1.31
	52.07	15.95
No corrientes		
Impuesto a las ganancias diferido – Nota L	-	22.02
Impuesto a la ganancia mínima presunta	4.28	4.36
	4.28	26.38
	56.36	42.33
11) Otros pasivos		
Corrientes		
Intereses devengados y honorarios	42.99	5.78
Depósitos de clientes y agentes	47.41	143.74
Otros	56.48	57.35
	43.10	5.98

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA F - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de marzo de	
	2002	2001
11) Otros Pasivos –Continuación		
No corrientes		
Otros	6.00	-
	6.00	-
	43.10	5.98
ESTADO DE RESULTADOS		
12) Ventas netas		
Servicios	124.27	128.93
Equipos y accesorios	5.14	10.45
Intereses por créditos por ventas	1.22	533.00
Menos:		
Impuesto sobre los ingresos brutos	(6.00	(5.89
Tasa de control, fiscalización y verificación CNC	(2.00	(2.28
	122.63	131.73
13) Resultados financieros		
Generados por activos		
Intereses por colocaciones financieras	62.26	491.18
Diferencias de cambio	7.06	-
Otros resultados por tenencia	15.08	-
	22.21	491.18
Generados por pasivos		
Intereses y gastos bancarios	(59.01	(36.03
Diferencias de cambio netas de activaciones por $ 558.979.388	(1.58	-
	(1.64	(36.03

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA G - PRÉSTAMOS – ACTIVOS GRAVADOS Y OTRAS GARANTÍAS

a) Préstamos a corto plazo

Entidad	Tasa	31 de marzo de 2002	31 de marzo de 2001
BBV Banco Francés	-	-	7.80
Citibank	-	-	10.00
Banco Sudameris	-	-	7.00
HSBC Banco Roberts	-	-	8.00
Ing. Barings	-	-	10.00
Scotiabank Quilmes	9,84%	5.24	5.00
		5.24	47.80

b) Vencimientos corrientes de préstamos a largo plazo

Entidad	Tasa	31 de marzo de 2002	31 de marzo de 2001
Telecom S.A./Telefónica de Argentina S.A. (Interconexión)	14,00%	2.33	1.79
Overseas Private Investment Corp. (OPIC) (1)	7,58%	96.00	27.00
Préstamos sindicados asegurados con respecto a ciertos riesgos políticos por:			
OPIC (1)		-	25.70
National Union Fire Insurance Corporation (NUFIC) (1)		-	8.60
Nuevos préstamos sindicados asegurados con respecto a ciertos riesgos políticos por NUFIC:			
Tramo A (2)	LIBOR + 3,50% (6)	80.12	4.85
Tramo B (2)	LIBOR + 4,78% (6)	93.12	5.64
Siemens S.A. - Serie A - G (3)	BAIBOR + 2,00%	3.41	1.98
Siemens S.A. - PDH 1 y 2 (3)	13,50%	443.89	-
Siemens S.A. – PDH 3 (3)	13,50%	74.50	-
Siemens S.A. – PP1 (3)	13,50%	151.03	-
Siemens S.A. – P5 (3)	13,50%	53.70	-
Siemens S.A. – S1 (3)	13,50%	429.42	-
Siemens S.A. – Serie I 99 (3)	BAIBOR + 2,00%	262.13	-
Siemens Italia - SDH (3)	7,77%	6.23	-
Siemens ICN SPA - Serie A - C (3)	8,56%	14.96	3.32
Siemens Italia - Serie Anillos (3)	9,86%	2.92	973.42
Deutsche Bank – Tramo A (4) y (8)	LIBOR + 4,00% (7)	17.25	-
Deutsche Bank – Tramo B (4) y (8)	LIBOR + 5,00% (7)	23.06	-
Lucent Technologies International Inc. - Tramo A (5)	LIBOR + 5,00% (6)	206.12	68.70
Lucent Technologies International Inc. - Tramo E (5)	LIBOR + 5,00% (7)	2.80	-
Total vencimientos corrientes		549.78	148.60

(1) De aquí en adelante "Senior Interior Finance Facilities"
(2) De aquí en adelante "Nuevos Préstamos Sindicados"
(3) De aquí adelante "Acuerdo financiación Siemens"
(4) De aquí en adelante "Acuerdo de financiación PCS"
(5) De aquí en adelante "Acuerdo de financiación Lucent"
(6) Sobre el capital e intereses vencidos se devengan intereses a tasa PRIME + 2% + 2,5% en concepto de penalidad.
(7) Sobre los intereses vencidos se devengan intereses a tasa PRIME + 2% + 2,5% en concepto de penalidad.
(8) Con fecha 13 de marzo de 2002, Deutsche Bank cedió sus derechos sobre este crédito a favor de Lucent Technologies Inc.

LIBOR: London Interbanking Offered Rate
BAIBOR: Buenos Aires Interbanking Offered Rate

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA G - PRÉSTAMOS – ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

c) Deuda financiera:

Entidad	Tasa	31 de marzo de 2002	31 de marzo de 2001
Telecom S.A./Telefónica de Argentina S.A. (Interconexión)	14,00%	3.89	3.71
Overseas Private Investment Corp. (OPIC) (1)	7,58%	283.50	121.50
Préstamos sindicados asegurados con respecto a ciertos riesgos políticos por:			
OPIC (1)		-	25.70
National Union Fire Insurance Corporation (NUFIC) (1)		-	8.60
Nuevos préstamos sindicados asegurados con respecto a ciertos riesgos políticos por NUFIC			
Tramo A (2)	LIBOR + 3,50% (6)	291.37	97.12
Tramo B (2)	LIBOR + 4,78% (6)	338.62	112.87
Siemens S.A. - Serie A - G (3)	BAIBOR + 2,00%	6.68	6.20
Siemens S.A. - PDH 1 y 2 (3)	13,50%	1.99	-
Siemens S.A. – PDH 3 (3)	13,50%	327.54	-
Siemens S.A. – PP1 (3)	13,50%	679.66	-
Siemens S.A. – P5 (3)	13,50%	305.32	-
Siemens S.A. – S1 (3)	13,50%	1.93	-
Siemens S.A. – Serie I 99 (3)	BAIBOR + 2,00%	699.02	-
Siemens Italia - SDH (3)	7,77%	19.58	-
Siemens ICN SPA - Serie A - C (3)	8,56%	24.94	9.97
Siemens Italia - Serie Anillos (3)	9,86%	8.76	3.89
Deutsche Bank - Tramo A (4) y (8)	LIBOR + 4,00% (7)	276.00	89.55
Deutsche Bank - Tramo B (4) y (8)	LIBOR + 5,00% (7)	368.99	122.99
Deutsche Bank - Tramo C (4) y (8)	LIBOR + 5,00% (7)	44.24	-
Lucent Technologies International Inc.			
Tramo A (5)	LIBOR + 5,00% (6)	206.12	68.70
Tramo B (5)	LIBOR + 3,50% (7)	224.97	74.99
Tramo C (5)	LIBOR + 4,00% (7)	108.63	35.12
Tramo D (5)	LIBOR + 4,00% (7)	72.00	-
Tramo E (5)	LIBOR + 5,00% (7)	31.84	-
Subtotal		2.31	780.98
Obligaciones negociables		701.97	209.23
Subtotal		3.01	990.22
Menos: Vencimientos corrientes		(549.78	(148.60
Total		2.46	841.62

(1) "Senior Interior Finance Facilities"
(2) "Nuevos Préstamos Sindicados"
(3) "Acuerdo financiación Siemens"
(4) "Acuerdo de financiación PCS"
(5) "Acuerdo de financiación Lucent"
(6) Sobre el capital e intereses vencidos se devengan intereses a tasa PRIME + 2% + 2,5% en concepto de penalidad
(7) Sobre los intereses vencidos se devengan intereses a tasa PRIME + 2% + 2,5% en concepto de penalidad.
(8) Con fecha 13 de marzo de 2002, Deutsche Bank cedió sus derechos sobre este crédito a favor de Lucent Technologies Inc.

LIBOR: London Interbanking Offered Rate
BAIBOR: Buenos Aires Interbanking Offered Rate

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA G - PRÉSTAMOS – ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

Los vencimientos de los préstamos a largo plazo al 31 de marzo de 2002 en función de los acuerdos originales son los siguientes:

Período	Millones de $
Vencido a marzo 2002	300,0
Abril 2002/Marzo 2003	249,8
Abril 2003/Marzo 2004	871,9
Abril 2004/Marzo 2005	523,1
Abril 2005/Marzo 2006	249,9
Abril 2006/Marzo 2007	121,4
Siguientes	702,0
	3.018,1

Tal como se describe más adelante los acuerdos de los "Senior Interior Finance Facilities", "Nuevos préstamos sindicados" y el "Acuerdo de financiación Lucent" (juntos "Interior y Lucent Facility") incluyen ciertos requisitos restrictivos. Adicionalmente los acuerdos de financiación de Siemens contienen otros eventos de incumplimiento no relacionados con estos acuerdos.

Los valores indicados en los párrafos siguientes corresponden todos los acuerdos suscriptos en forma conjunta por las Compañías Operativas del Interior.

En virtud de los recientes acontecimientos que modifican sustancialmente las variables macroeconómicas de la Argentina, la Compañía ha decidido dedicar sus recursos e ingresos a asegurar el normal desenvolvimiento de su actividad. En consecuencia, ha determinado suspender los pagos de sus obligaciones financieras. Dicha decisión ha sido oficialmente comunicada a los prestamistas el 15 de marzo de 2002. Actualmente, la Compañía se encuentra analizando la reestructuración y reprogramación de sus deudas de modo de poder satisfacerlas. Oportunamente, propondrá a los distintos acreedores financieros alternativas para el cumplimiento de los pagos postergados teniendo en cuenta a tal fin sus reales posibilidades económicas, las proyecciones financieras de la Compañía y las limitaciones impuestas por una economía signada por un elevado nivel de volatilidad.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA G - PRÉSTAMOS – ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

En función del incumplimiento de las condiciones vigentes de los contratos relacionados, se ha clasificado la totalidad de la deuda financiera como corriente.

Adicionalmente, a partir de la suspensión en los pagos financieros, los compromisos vencidos originados en los acuerdos denominados "Nuevos Préstamos Sindicados", "Acuerdo de Financiación PCS" y "Acuerdo de Financiación Lucent", devengan intereses a una tasa diferencial (PRIME más un spread de 2% más 2,5%) en reemplazo de la pactada originalmente (Libor más el spread correspondiente).

Senior Interior Finance Facilities y Nuevos Préstamos Sindicados

Las Compañías Operativas del Interior han suscripto los siguientes acuerdos de financiación a largo plazo –pendientes de cancelación al 31 de marzo de 2002-: i) préstamo de OPIC por US$ 200 millones (denominado "The OPIC Facility") único vigente del denominado "Senior Interior Finance Facilities"; y ii) préstamo sindicado con intervención del Citibank N.A. con riesgo político parcialmente asegurado por NUFIC (National Union FIRE Insurance Corporation) por US$ 210 millones (denominado "CTI Term Credit Facility"), único vigente del denominado "Nuevos Préstamos Sindicados".

El préstamo denominado "The OPIC Facility", es cancelable en 28 pagos trimestrales a partir del 15 de noviembre de 1997 y hasta el 15 de agosto de 2004 en pagos ascendentes a partir de US$ 4,0 millones -para el primer pago- hasta US$ 11,3 millones para los dos últimos.

El préstamo denominado "CTI Term Credit Facility", firmado el 14 de abril de 2000, se amortiza mediante trece pagos trimestrales crecientes comenzando el 15 de marzo de 2002 y finalizando el 15 de marzo de 2005.

Los préstamos tienen, entre otras, las siguientes garantías: (a) las acciones de CTI, (b) garantía prendaria sobre las cuentas recaudadoras de la Compañía y (c) en el caso del préstamo de OPIC, garantías de los accionistas de CTI Holdings S.A.

CTI Holdings S.A. ha prendado las acciones de CTI a favor de los bancos acreedores de acuerdo con los préstamos obtenidos originalmente de la entidad como parte de los denominados "Senior Interior Finance Facilities" y "Nuevos Préstamos Sindicados".

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA G - PRÉSTAMOS – ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

Los términos de estos acuerdos incluyen ciertos requisitos, básicamente niveles mínimos y ratios relacionados con resultados antes de intereses, impuestos a las ganancias y amortizaciones (EBITDA).

El 15 de febrero de 2001, las Compañías Operativas del Interior y CTI Holdings S.A. firmaron enmiendas relativas al préstamo denominado "Senior Interior Finance Facilities", al "CTI Term Credit Facility" suscripto por las Compañías Operativas del Interior y a la financiación otorgada por Lucent. Bajo los términos de esta enmienda algunos ratios financieros fueron modificados y en ciertos casos suspendidos hasta el 30 de septiembre de 2001. Adicionalmente, se estipuló la rescisión del Debt Service Collateral Agreement.

Como se describe anteriormente en esta nota, a partir del corriente ejercicio, la Compañía ha iniciado un proceso de reestructuración de sus deudas financieras.

Acuerdo de Financiación Siemens

Durante el mes de abril de 1999, las Compañías Operativas del Interior suscribieron un acuerdo con un proveedor (Siemens), para la adquisición de equipos y software por un total de US$ 25 millones para los tramos A-I con una subsidiaria local (Siemens S.A.) y para los tramos A-C con una subsidiaria extranjera (Siemens ICN SpA).

Al 31 de marzo de 2002 existen aproximadamente US$ 1,0 millones en equipos y servicios pendientes de recepción. Los pagos se realizarán en ocho cuotas semestrales y el vencimiento final será en agosto de 2005.

Durante el mes de marzo de 2000, las Compañías Operativas del Interior suscribieron un acuerdo con este mismo proveedor, para la adquisición de equipos por un total de US$ 6,8 millones, de los cuales US$ 1,9 millones serán financiados por Siemens S.A. y US$ 3,9 millones por Siemens ICN SpA. Al 31 de marzo de 2002, se han utilizado fondos de este acuerdo por US$ 4,2 millones.

En el mes de septiembre de 2000, se firmó un nuevo acuerdo con el proveedor por un total de US$ 11,7 millones, de los cuales US$ 4,6 millones serán financiados por Siemens S.A. y US$ 7,1 por Siemens ICN SpA para la compra y construcción de redes SDH. Al 31 de marzo de 2002, se han utilizado fondos provenientes de ese acuerdo, por US$ 11,3 millones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA G - PRÉSTAMOS – ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

Durante el mes de marzo de 2001, las Compañías Operativas del Interior, suscribieron un nuevo acuerdo con Siemens S.A. por la compra de equipos, por un monto de US$ 4 millones, de los cuales este proveedor financia US$ 3 millones. Al 31 de marzo de 2002, se han utilizado fondos de este acuerdo por US$ 2,9 millones.

Durante el mes de octubre de 2001, las Compañías Operativas del Interior, suscribieron un nuevo acuerdo con Siemens S.A. por la compra de equipos, por un monto de US$ 1,5 millones. Al 31 de marzo de 2002, se han utilizado fondos de este acuerdo por US$ 0,8 millones.

Al 31 de marzo de 2002 existieron eventos de incumplimiento con relación a los acuerdos de financiación de Siemens debido a la decisión de la compañía de suspender el pago de sus compromisos financieros. Consecuentemente la totalidad de la deuda ha sido clasificada como corriente. A la fecha de emisión de los presentes estados contables, Siemens no ha ejercido su derecho de requerir el inmediato repago de estas deudas, ni ha aplicado intereses punitorios sobre la deuda vencida.

Por otro lado, la porción de la deuda financiada por Siemens S.A. (proveedor local), en virtud de la Ley N° 25.561 ha sido pesificada considerando una paridad de $ 1 = US$ 1.

Acuerdo de Financiación PCS

El 1° de diciembre de 1999 CTI PCS obtuvo US$ 215 millones a través de un préstamo sindicado con la intervención del Deutsche Bank AG, Sucursal Nueva York, como agente intermediario.

La mencionada financiación fue estructurada a través de dos fases: i) Tramo A el cual se aplicó a la financiación de las compras realizadas a Lucent Technologies Inc. por US$ 92 millones y ii) Tramo B por US$ 123 millones el cual se aplicó al pago de la Licencia al Gobierno Nacional, capital de trabajo y gastos operativos en general.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA G - PRÉSTAMOS – ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

Este préstamo se amortiza mediante 16 cuotas trimestrales crecientes. La primera de éstas vencerá el 31 de diciembre de 2002 y la última el 30 de septiembre de 2006.

Los términos del acuerdo incluyen ciertos requisitos tales como el mantenimiento de niveles definidos mínimos de suscriptores y ratios relacionados con resultados antes de intereses, impuesto a las ganancias y amortizaciones (EBITDA) patrimonio neto, flujo de fondos y niveles máximos de endeudamiento e inversión.

Los préstamos tienen, entre otras, las siguientes garantías: (a) las acciones de CTI PCS, (b) las acciones que emita CTI PCS en el futuro, (c) los desembolsos que pudiese efectuar CTI PCS en el futuro por reducción de capital o transacciones similares, (d) constitución de derecho real de prenda o hipoteca, según corresponda, sobre los bienes existentes y futuros de CTI PCS cuyo valor individual supere los US$ 10.000, (e) cesión fiduciaria en garantía de los fondos recaudados por las ventas de CTI PCS a partir de que se produzcan ciertos incumplimientos, si ello ocurriese y (f) cesión fiduciaria en garantía de los derechos y obligaciones respecto de contrato de provisión de la red, así como los correspondientes a otros contratos relevantes presentes o futuros definidos en el respectivo contrato.

Al 31 de marzo de 2002, no existían fondos disponibles de esta línea de crédito.

Con fecha 28 de septiembre de 2001, se firmó una modificación al acuerdo de préstamo existente con Deutsche Bank, incorporando un nuevo Tramo C por US$ 19 millones con vencimiento según el acuerdo original en el año 2005, cuyos términos y condiciones son similares a los pactados en los tramos anteriores.

Al 31 de marzo de 2002 solo se utilizaron en esta línea fondos por US$ 14,7 millones, de los cuales existen aproximadamente US$ 1,2 millones en equipos y servicios pendientes de recepción.

Las obligaciones asumidas por CTI PCS se encuentran garantizadas mediante la constitución de un derecho real de prenda en primer grado sobre los bienes adquiridos a Lucent Technologies S.A.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA G - PRÉSTAMOS – ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

Con fecha 13 de marzo de 2002 Deutsche Bank AG, New York Branch, comunicó a la Compañía la cesión de su crédito a favor de Lucent Technologies Inc., bajo los mismos términos acordados.

Acuerdo de Financiación Lucent

El 31 de marzo de 1999 CTI y CTI Norte acordaron con su proveedor Lucent Technologies International Inc. (Lucent) un régimen de financiación ("Acuerdo de financiación Lucent") como parte de su estrategia financiera de largo plazo estructurada a través de dos fases: Tramo A: Aplicable a la refinanciación de US$ 75 millones de deuda comercial pendiente al 31 de marzo de 1999 y US$ 3,7 millones de gastos relacionados al préstamo; Tramo B: US$ 80 millones aplicados al financiamiento de las compras de Bienes de Capital realizados durante los años 1999 y 2000 de equipos de Lucent Technologies International Inc., de los cuales un mínimo de US$ 40 millones había sido destinado a financiar compras destinadas a la construcción de una red digital CDMA y una red inalámbrica inteligente y el resto a financiar otras compras de equipos.

Los Tramos A y B se amortizan cada uno en un solo pago con vencimiento el 29 de marzo de 2002 y el 30 de junio de 2003, respectivamente.

CTI tiene el derecho de precancelar el préstamo en cualquier momento parcialmente o en su totalidad, sin abonar ninguna penalidad.

Con fecha 15 de septiembre de 2000, se firmó una nueva enmienda a la financiación otorgada por Lucent a fin de permitir el incremento del monto a financiar a US$ 60 millones. Dicho incremento se instrumentó mediante un nuevo Tramo C cuyo vencimiento será el día 31 de diciembre de 2003. Al 31 de marzo de 2002 los fondos disponibles en esta línea de crédito han sido utilizados en su totalidad.

Con fecha 10 de julio de 2001, las Compañías Operativas del Interior acordaron con la firma del "2001 Credit Agreement" con Lucent Technologies nuevos términos y condiciones de financiamiento para la compra de equipos a través de la incorporación de dos nuevos tramos (D y E). De esta forma, se ha optado por dividir el monto del Tramo C por US$ 60 millones -correspondiente al acuerdo suscripto el 31 de marzo de 1999- en dos tramos (C y el nuevo D) de US$ 36 millones y US$ 24 millones respectivamente. El nuevo Tramo D otorgado bajo el nuevo convenio contempla términos similares a los oportunamente negociados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA G - PRÉSTAMOS – ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

El Tramo E es de US$ 34 millones y se ha encontrado a disposición de CTI hasta el mes de marzo de 2002. Dicha facilidad será cancelada a través de 8 cuotas semestrales, la última de las cuales tiene vencimiento diciembre de 2004. Al 31 de marzo de 2002 solo se utilizaron fondos por US$ 10,6 millones.

Las obligaciones del préstamo deben garantizarse mediante las prendas de los equipos adquiridos a Lucent Technologies International Inc. La registración de la misma para los Tramos A, B y C, se hizo bajo las disposiciones de la Ley N° 12.962, mientras que para los Tramos D y E continúan en proceso de registración a la fecha de emisión de los presentes estados contables.

Estos préstamos consideran los mismos requisitos de cumplimiento que el "Senior Interior Finance Facilities".

NOTA H - PRÉSTAMOS DE ACCIONISTAS

Con fecha 15 de febrero de 2002, y debido a la imposibilidad de efectuar el pago trimestral estipulado de US$ 9,2 millones a OPIC (The OPIC Facility), los accionistas de la Compañía Verizon y BFOCP/CTI, L.D.C.(The Blackstone Group) efectuaron el pago mencionado, subrogándose en los derechos contra CTI.

Ver además Nota 7 a los estados contables básicos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA I - CONCENTRACIÓN DE OPERACIONES Y RIESGO CREDITICIO

Las Compañías Operativas están expuestas a los siguientes riesgos crediticios:

Cuentas a cobrar

El rubro incluye dos tipos de deudores absolutamente diferenciados.

Por un lado las Compañías Operativas prestan servicios a personas físicas, sociedades (comerciales u otras) y organismos gubernamentales y les vende teléfonos y accesorios directamente o a través de agentes independientes. El otorgamiento de crédito se basa en la evaluación de la situación particular de cada perfil de clientes, generalmente sin exigir garantías, promoviéndose el pago a través de débito directo.

El riesgo de incobrabilidad varía para cada cliente, dependiendo entre otros factores de la situación económica de cada uno de ellos. Las Compañías Operativas evalúan el riesgo de incobrabilidad y mantienen previsiones adecuadas para reconocer probables pérdidas por créditos incobrables.

Debido a la naturaleza de la actividad de las Compañías Operativas no existe riesgo de concentración de riesgo crediticio en este sector de deudores ya que se prestan servicios a miles de clientes, ninguno de ellos significativo, que desarrollan una muy amplia gama de actividades en toda la República Argentina.

Por otro lado, el rubro incluye los cargos a las dos prestadoras de servicios de telefonía básica en concepto de "Calling Party Pays" y a servicios prestados por cuenta de otras compañías de telefonía celular, en concepto de "roaming".

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA I - CONCENTRACIÓN DE OPERACIONES Y RIESGO CREDITICIO - Continuación

Al 31 de marzo de 2002 el saldo a cobrar por "Calling Party Pays" ascendía a aproximadamente $ 42,2 millones y el neto a cobrar en concepto de "roaming" ascendía a aproximadamente $ 10,89 millones, representando el 11% y el 3% respectivamente del total antes de deducirse la previsión por incobrabilidad de cuentas a cobrar a esa fecha.

Se considera que el riesgo crediticio en relación a esas empresas telefónicas es bajo.

Cuentas a cobrar a agentes

Al 31 de marzo de 2002 las Compañías Operativas tienen registrado en concepto de cuentas a cobrar con 273 agentes aproximadamente $ 17,04 millones netos de previsión por incobrabilidad y para bonificación a agentes. La gerencia estima que este activo neto no ofrece un riesgo significativo de recupero.

Créditos impositivos

Los créditos fiscales están originados por el impuesto al valor agregado facturado por los proveedores de las Compañías Operativas, o pagados en oportunidad de la importación de equipos. Estos importes podrán ser utilizados para compensar el impuesto al valor agregado a pagar al Gobierno Nacional relacionado con la venta de bienes y servicios.

Este crédito no ofrece riesgo crediticio debido a que no tiene prescripción y se estima que se recuperará antes de los próximos dos años.

NOTA J - GARANTÍAS OTORGADAS

Ver Nota 14 a los estados contables básicos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA K - COMPROMISOS Y CONTINGENCIAS

Compromisos

Las Compañías Operativas han suscripto algunos contratos con proveedores por la compra de equipos y la instalación de sus redes. Al 31 de marzo de 2002, se encontraban pendientes de recepción aproximadamente US$ 2,3 millones que se espera serán recibidos durante el próximo trimestre.

Del acuerdo suscripto entre CTI PCS y Compaq Financial Services S.A. al 31 de marzo de 2002 se encuentra pendiente de recepción la totalidad del equipamiento objeto del contrato. El mismo tiene la modalidad "llave en mano", previéndose su puesta en funcionamiento para los últimos días del mes de mayo del año 2002.

Contingencias

Las Compañías Operativas y CTI Holdings S.A., quedan sujetas a los procedimientos, acciones y contingencias legales que pudieran surgir durante el normal desarrollo de sus actividades comerciales. En opinión de la Gerencia, el resultado final de estas acciones no afectará en forma sustancial la situación patrimonial de las Compañías Operativas ni de CTI Holdings S.A.

Las Compañías Operativas han recibido reclamos de distintas Municipalidades del país exigiendo el pago de las tasas correspondientes sobre la base de los servicios prestados en dichas ciudades.

Los reclamos se refieren a la tasa de seguridad e higiene o por ocupación del espacio aéreo, en jurisdicciones en las que la única manifestación de la presencia de las Compañías Operativas son sus antenas.

La Gerencia ha desestimado los reclamos entendiendo que la posición ejercida por las Municipalidades no será sostenible.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA K - COMPROMISOS Y CONTINGENCIAS - Continuación

La ley impulsada por la Federación Argentina de Municipios (FAM) que derogaba el artículo 39 de la Ley de Telecomunicaciones, y que fuera aprobada por el Congreso, ha sido vetada por el Poder Ejecutivo. El artículo mencionado prohíbe a los gobiernos provinciales y municipales el cobro de tasas por ocupación del espacio aéreo, terrestre o subterráneo por el tendido de líneas telefónicas.

NOTA L – LICENCIAS PARA EL USO DE PCS EN EL INTERIOR DEL PAÍS

Con fecha 16 de noviembre de 1999, la Secretaría de Comunicaciones (SC) mediante la Resolución N° 3311, otorgó a CTI la licencia para el uso en el interior del país de la banda de frecuencia CC', en la frecuencia de 1900 MHZ permitiéndole operar en el sistema PCS en el Interior del país.

El monto total para la adquisición de las licencias ascendió US$ 52,3 millones, de los cuales la Compañía abonó el 40%, es decir US$ 19,8 millones al contado, en carácter de anticipo, mientras que por el 60% restante se entregaron dos pagarés con vencimiento el 18 de julio de 2000 y 18 de julio de 2001, avalados por los Bancos Galicia y Sudameris y por Verizon International Holdings Ltd., accionista de la sociedad controlante.

El 18 de julio de 2001 se canceló la totalidad de la deuda con el Gobierno por la licencia PCS.

Adicionalmente se contrató un seguro de caución con Zurich Cía. de Seguros a favor del Gobierno por un monto US$ 15 millones, para garantizar la construcción de la red en las principales ciudades del interior.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA M - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO

Se optó a partir del segundo trimestre de 1999 por el método denominado de impuesto diferido para la registración del impuesto a las ganancias que consiste en el diferimiento del efecto impositivo de las diferencias temporarias entre la valuación contable y la impositiva de los activos y pasivos, y su posterior imputación a los resultados de los ejercicios en los cuales se produce la reversión de las mismas y asimismo tiene en consideración la posibilidad de aprovechamiento en el futuro de los quebrantos impositivos.

En el siguiente cuadro se muestra el efecto de la adopción de este criterio en miles de pesos:

Los importes están expuestos en términos de impuestos, es decir aplicando a los conceptos indicados, la tasa de impuesto vigente al cierre de cada ejercicio.

	31/03/02	31/03/01
Activo corriente		
Diferencias Temporarias netas de previsiones	-	23.233
Quebrantos Impositivos	-	15.100
Total	-	38.333
Activo (Pasivo) no corriente		
Diferencias Temporarias	(2.822	(28.391
Quebrantos Impositivos	267.085	176.346
Previsión para futura prescripción de quebrantos impositivos	(269.907	(126.454
Total	-	21.501
Efecto Neto en patrimonio neto		
Activo neto al fin del período	-	59.834
Activo neto al inicio del período	-	(59.834
Efecto en resultados del período	-	-

En virtud de los recientes cambios económicos descriptos en la Nota 2 a los estados contables básicos, la recuperabilidad del activo diferido por impuesto se ha visto comprometida, por lo que se mantiene una previsión por la totalidad de dicho activo.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota E)

NOTA M - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO - Continuación

Al 31 de marzo de 2002 las Compañías Operativas y CTI Holdings S.A. tenían pérdidas fiscales acumuladas de aproximadamente $ 763,1 millones, las que podrían ser compensadas con utilidades, si las hubiera, de los próximos años, como se expone seguidamente:

	Ultimo año posible de cómputo
6,0	2003
2,7	2004
195,7	2005
36,5	2006
522,2	2007
763,1	

NOTA N – PATRIMONIO NETO NEGATIVO Y PÉRDIDAS ACUMULADAS

Ver Nota 15 a los estados contables básicos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

BALANCE GENERAL AL 31 DE MARZO DE 2002 Y 2001 (No auditado)

Expresado en Pesos (Nota 3)

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 4 a)	1.70	3.52
Compañías relacionadas – Nota 6	-	524.60
Créditos fiscales – Nota 4 b)	841.93	-
Otros créditos - Anexo G	6.00	6.00
Total del activo corriente	2.55	4.05
ACTIVO NO CORRIENTE		
Créditos fiscales - Nota 4 c)	941.17	22.14
Bienes de uso - Anexo A	37.44	43.51
Participación en sociedades - Nota 12 y Anexo C	-	624.61
Activos intangibles- Anexo B	2.98	4.02
Otros activos	-	340.34
Total del activo no corriente	41.37	694.63
TOTAL	43.92	698.68

	2002	2001
PASIVO		
PASIVO CORRIENTE		
Cuentas a pagar - Nota 4 d)	179.3	49.7
Cargas fiscales	2.3	113.1
Préstamos de los accionistas – Notas 6 y 7 y Anexo G	81.2	-
Deuda financiera – Nota 8 y Anexo G	701.9	-
Compañías relacionadas - Nota 6	780.4	4.1
Otros pasivos	153.3	-
Total del pasivo corriente	786.7	4.3
PASIVO NO CORRIENTE		
Deuda financiera - Nota 8 y Anexo G	-	209.2
Participación en sociedades – Nota 12 y Anexo C	423.9	-
Compañías relacionadas - Nota 6	52.8	47.5
Cargas fiscales	98.7	124.0
Otros pasivos	6.0	6.0
Total del pasivo no corriente	476.9	256.9
Total del pasivo	1.2	261.2
PATRIMONIO NETO - Según estado correspondiente	(1.2	437.4
TOTAL	43.9	698.6

Las notas 1 a 17, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ESTADO DE RESULTADOS (No Auditado)
Por los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota 3)

	2002	2001
Resultado por participación en resultados de sociedades controladas	(1.12	(49.91
Amortizaciones de bienes de uso – Anexo A	(1.61	(1.62
Resultados financieros y por tenencia		
Generados por activos - Nota 4 f)	1.07	-
Generados por pasivos – Nota 4 f)	(534.07	(7.11
Otros ingresos / egresos - Nota 4 e)	1.44	2.71
Gastos de administración – Anexo H	(156.15	(14.98
	(1.65	(55.95
Impuesto a las ganancias diferido - Nota 11	-	(2.81
Impuesto a la ganancia mínima presunta	(98.76	(124.00
Pérdida del período	(1.65	(58.89

Las notas 1 a 17, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO (No auditado)
Por los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota 3)

Concepto	Aportes de los Accionistas: Capital suscripto	Aportes irrevocables	Acciones a emitir	Reserva de emisión	Total	Pérdidas acumuladas	Total del Patrimonio Neto al 31/03/02	Total del Patrimonio Neto al 31/03/01
Saldos al inicio del período	27.3	-	4.3	823.7	855.5	(411.5	444.0	441.4
Ajuste resultados ejercicios anteriores (Nota 17)	-	-	-	-	-	(8.7	(8.7	-
Saldos al inicio del período modificados	27.3	-	4.3	823.7	855.5	(420.2	435.3	-
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 18 de diciembre de 2000 y Directorio del 25 de enero de 2001								5.9
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 6 de marzo de 2001								19.9
Aportes irrevocables								28.9
Pérdida del período						(1.6	(1.6	(58.8
Saldos al 31 de marzo de 2002	27.3	-	4.3	823.7	855.5	(2.0	(1.2	
Saldos al 31 de marzo de 2001	27.3	28.9	-	578.6	634.9	(197.5		437.4

Las notas 1 a 17, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS (No auditado)
Por los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota 3)

	2002	2001
FONDOS NETOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Pérdida del período	(1.65	(58.89
Ajustes para conciliar la pérdida neta con los fondos netos generados por las operaciones:		
Gastos (ingresos) que no consumen (generan) fondos		
Participación en resultados de sociedades controladas	1.12	49.91
Amortizaciones de bienes de uso	1.61	1.74
Diferencia de cambio	507.04	-
Impuesto diferido	-	2.81
Variaciones de activos y pasivos operativos:		
Cuentas a pagar	116.50	(469.73
Compañías relacionadas	(7.09	(183.05
Impuestos a pagar	2.29	237.15
Créditos fiscales	124.05	(1.21
Otros	29.84	5.65
Fondos netos generados por (aplicados a) las operaciones	522.63	(388.58
FONDOS APLICADOS A ACTIVIDADES DE INVERSION		
Inversión en compañías controladas	-	(50.33
Fondos netos aplicados a actividades de inversión	-	(50.33
FONDOS GENERADOS POR ACTIVIDADES FINANCIERAS		
Ingresos por aportes irrevocables	-	27.92
Aportes de capital	-	25.89
Fondos netos generados por actividades financieras	-	53.82
Aumento neto en caja y equivalentes	522.63	3.09
Caja y equivalentes al comienzo del período	1.18	421.10
Caja y equivalentes al final del período	1.70	3.52

Las notas 1 a 17, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados)
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 1 - CONSTITUCIÓN Y OPERACIONES

CTI Holdings S.A. (CTI Holdings o la Compañía) fue constituida el 15 de diciembre de 1995 con el objeto de ser una sociedad inversora en otras sociedades constituidas o a constituirse.

A partir de diciembre de 1997 CTI Holdings S.A. es la sociedad controlante de CTI Compañía de Teléfonos del Interior S.A. (CTI) y CTI Norte Compañía de Teléfonos del Interior S.A. (CTI Norte) (en conjunto con la anterior Compañías Operativas del Interior).

A partir del 21 de junio de 2000 CTI Holdings S.A. fue la sociedad controlante de CTI PCS Holdings S.A. (CTI PCS Holdings), sociedad a su vez controlante de CTI PCS S.A. (CTI PCS). Con motivo de la liquidación anticipada de CTI PCS Holdings, el día 30 de marzo de 2001 los accionistas de esta sociedad transfirieron sus tenencias accionarias en CTI PCS a CTI Holdings, por lo que ésta se ha convertido en su controlante.

El 30 de marzo de 2001, Verizon International Holdings Ltd., accionista mayoritario de CTI Holdings S.A., aportó a esta sociedad sus tenencias accionarias en Compañía de Telecomunicaciones Integrales S.A. (CT Integrales) equivalente al 94% de su capital, las que sumadas al 5% que ya le pertenecían a la Sociedad, la hicieron propietaria del 99% de las acciones de CT Integrales.

De esta forma, CT Integrales en conjunto con CTI, CTI Norte y CTI PCS conformaron las denominadas Compañías Operativas.

Con fecha 1° de enero de 2002 CTI Holdings vendió el 100% del paquete accionario que poseía en CT Integrales a CTI por un precio equivalente al valor patrimonial proporcional que tenía en esa compañía. En consecuencia, a partir de esa transacción, CTI devino en controlante de CT Integrales.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 1 - CONSTITUCIÓN Y OPERACIONES - Continuación

Con fecha 2 de abril de 2002 CTI incorporó como resultante de un proceso de fusión por absorción, a sus subsidiarias CTI Norte y CT Integrales, con efecto retroactivo al 1° de enero de 2002. La sociedad absorbente mantiene su denominación, es decir, CTI Compañía de Teléfonos del Interior S.A.

Esta reorganización societaria persigue como objetivo el aumento de productividad de todo el grupo y la optimización de los recursos operativos, administrativos y financieros.

CTI y CTI PCS operan por separado dos redes de servicios de telecomunicaciones celulares en todas las provincias de la República Argentina y en la Ciudad de Buenos Aires. Las redes cubren un área con una población estimada de aproximadamente 34,5 millones de habitantes, aproximadamente 21 millones en el interior del país (operada por CTI) y 13,5 millones en el Área Múltiple Buenos Aires y su extensión Área II (operada por CTI PCS). Adicionalmente CTI también brinda servicios de telefonía de larga distancia en todo el país.

Las Compañías Operativas del Interior resultaron a principios de 1994, adjudicatarias del Concurso Público CNT 1/93 para la prestación del Servicio de Telefonía Móvil en el interior del país (Áreas de Explotación I y III). Adicionalmente, estas sociedades desde el año 2000 operan en el sistema PCS en el interior del país (frecuencia CC' - 1.900 Mhz).

CTI PCS resultó adjudicataria de la licencia para la prestación del servicio de comunicaciones personales (PCS) en el Área Múltiple Buenos Aires (AMBA) y su extensión Área II utilizando la Banda AA', en la frecuencia 1.900 Mhz. y comenzó a brindar servicios a sus clientes a partir del mes de mayo del año 2000.

Al absorber por fusión a CT Integrales, CTI presta los servicios de telefonía fija local y de larga distancia, provisión de enlaces para prestación del servicio de telefonía, provisión de enlaces punto a punto internacionales arrendados para telefonía, transmisión de datos y/o servicios de valor agregado en los términos de la licencia otorgada en 1999.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

NOTA 1 - CONSTITUCIÓN Y OPERACIONES - Continuación

Los servicios que presta la Compañía están provistos por equipos de desarrollo tecnológico rápido en los últimos años. Aunque la red instalada por la Compañía es comparable con aquellas instaladas en otros mercados, no hay seguridad alguna de que los desarrollos tecnológicos futuros no afecten su capacidad de recupero de costos.

NOTA 2 – LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO. FACTORES DE RIESGO DE MERCADO

La Compañía realiza todas sus operaciones comerciales en la República Argentina, cuya economía ha experimentado cambios sustanciales en los últimos años. En 1991 se instaura el régimen de convertibilidad del peso argentino al dólar estadounidense en una base de paridad de un peso por dólar estimulando la inversión extranjera en el país, la privatización y venta de empresas estatales y la reducción de la inflación anual, de acuerdo con el "Índice de Precios Mayoristas Nivel General" publicado por el Instituto Nacional de Estadística y Censos, de 898% en 1990 a aproximadamente 2,71% en 2000, 5,4% -negativo- en 2001.

A partir de la segunda mitad del año 1998 el país estuvo afectado por diversos factores internos y externos (caída del precio de las materias primas, mayor aversión al riesgo de los países emergentes y la devaluación brasileña entre otros) cuyos efectos fueron la recesión económica y la disminución del crédito internacional.

Durante el año 2001 anterior el Producto Bruto Interno (PBI) cayo el 4,5%, se acentuó la presión deflacionaria, el deterioro fiscal y la falta de crédito internacional. A esta ausencia de financiamiento externo se sumó la desconfianza interna provocando una drástica disminución de los depósitos bancarios y la consiguiente reducción en los préstamos del sector privado.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 2 – LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO. FACTORES DE RIESGO DE MERCADO - Continuación

La prolongada recesión económica, la inestabilidad política y las crecientes tensiones sociales provocaron importantes cambios políticos en los más altos niveles del Poder Ejecutivo. El nuevo gobierno que inauguró el año 2002, dispuso con la emisión de la Ley de Emergencia Pública y de Reforma del Régimen Cambiario N° 25.561, la salida del régimen de convertibilidad (que fijó la paridad peso – dólar 1 a 1 durante más de 10 años) mediante una devaluación del peso argentino del 29% en el tipo de cambio oficial, la suspensión de los pagos de capital e intereses de la deuda pública, su reestructuración, la restricción en la transferencia de fondos al exterior destinados a cancelar obligaciones financieras, la pesificación de las tarifas públicas y la pesificación a $ 1 = US$ 1 para prestaciones dinerarias originadas en contratos regidos por la legislación Argentina celebrados entre particulares pactados en dólares.

El 11 de febrero de 2002 con la firma del Dto. N° 260/02 se instituyó un tipo de cambio libre y único. A partir de ese momento la cotización de la moneda estadounidense ha mostrado una tendencia creciente, que el Banco Central de la República Argentina ha intentado menguar a través de su intervención en el mercado cambiario, llegando a cotizar a $ 3,00 al cierre del primer trimestre (según el tipo de cambio vendedor Banco de la Nación Argentina al 31 de marzo de 2002). Esta tendencia creciente del tipo de cambio, entre otros factores, ha presionado sobre los precios de los productos originando una inflación acumulada del 32% durante el primer trimestre del año.

En cuanto a la Sociedad, las implicancias de las medidas anteriormente enunciadas son variadas:

- Los créditos por ventas pactados en dólares originados en acuerdos anteriores a la promulgación de la ley cuyo vencimiento sea posterior a la misma, fueron convertidos a pesos considerando una paridad $ 1 = US$ 1. Asimismo, la cobranza de estos créditos podría verse afectada como consecuencia de los factores arriba enunciados, originando desviaciones respecto de los índices estándares de incobrabilidad de las Compañías Operativas.

- La recuperabilidad del impuesto diferido activado también se ha visto comprometida. En consecuencia, las Compañías Operativas mantienen una previsión por la totalidad de dicho activo.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

NOTA 2 – LEY DE EMERGENCIA PÚBLICA Y REFORMA DEL RÉGIMEN CAMBIARIO. FACTORES DE RIESGO DE MERCADO - Continuación

- En cuanto a la recuperabilidad de los bienes de cambio, las compras son efectuadas en dólares y el incremento ha sido trasladado parcialmente a los precios de los equipos.

- En cuanto a la recuperabilidad de los activos fijos y activos intangibles, la incertidumbre respecto al efecto de las medidas económicas no permite a la Compañía evaluar la recuperabilidad de los activos mencionados.

- Respecto de las deudas financieras mantenidas con acreedores del exterior, la Compañía ha determinado suspender los pagos de sus obligaciones financieras según se describe en Nota G de los estados contables consolidados.

- En cuanto a los saldos con proveedores locales pactados en dólares originados en acuerdos anteriores a la promulgación de la ley cuyo vencimiento sea posterior a la misma, serán cancelados considerando una paridad $ 1 = US$ 1.

Los factores de riesgo relacionados con la situación descripta en esta nota incluyen las siguientes incertidumbres para la Compañía:

- El análisis de recuperabilidad de los activos de larga duración deberá efectuarse considerando el impacto de los cambios en el entorno macroeconómico. No es posible estimar a la fecha los efectos, si los hubiere, del impacto de la devaluación sobre la recuperabilidad de los activos a largo plazo.

- No es posible estimar el tipo de cambio al que finalmente se deberán cancelar los pasivos denominados en moneda extranjera.

- Las nuevas condiciones de mercado, sumadas a la persistencia del cuadro recesivo, podrían afectar negativamente las operaciones de la Compañía y su posición financiera.

La información incluida en estos estados contables y demás documentación relacionada, no contiene el impacto potencial que podría derivarse de la situación descripta en esta nota y por lo tanto debe ser analizada considerando tal circunstancia.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES

Reexpresión de estados contables

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda en forma integral hasta el 31 de agosto de 1995, mediante la aplicación del método de reexpresión en moneda constante establecido por la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE). A partir del 1° de septiembre de 1995, en base a las condiciones de estabilidad económica prevalecientes y de acuerdo con lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores, la Sociedad discontinuó la aplicación del método, manteniendo las reexpresiones registradas hasta dicha fecha. Este criterio ha sido aceptado por las normas contables profesionales hasta el 31 de diciembre de 2001.

Teniendo en cuenta la existencia de un nuevo contexto inflacionario (el incremento del índice aplicable para la reexpresión de estados contables fue del 32% en el período enero a marzo de 2002) y las condiciones creadas por el nuevo régimen establecido por la Ley de Emergencia Pública y Reforma del Régimen Cambiario, que se describen más detalladamente en la nota 2, con fecha 6 de marzo de 2002, el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) aprobó la Resolución M.D. N° 3/2002, que establece, entre otros aspectos, la reanudación del ajuste por inflación en los ejercicios o períodos intermedios cerrados a partir del 31 de marzo de 2002, inclusive, y admite que las mediciones contables reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el momento de interrupción de los ajustes, como las que tengan fecha de origen en el período de estabilidad, se consideren expresadas en moneda de diciembre de 2001.

El método de reexpresión en moneda constante deberá aplicarse a los valores de costos contables inmediatamente anteriores a la activación de las diferencias de cambio mencionadas en el apartado "resultados financieros y por tenencia" de esta nota, las que representan un adelantamiento de los efectos de las variaciones en el poder adquisitivo de la moneda, que serán, posteriormente, absorbidas por el valor de la moneda constante de los activos indicados en dicha nota.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

La Compañía deberá aplicar los lineamientos en materia de ajuste por inflación de la Resolución M.D. N° 3/2002 del CPCECABA una vez que sean aprobados por la Comisión Nacional de Valores. De haber aplicado dichos lineamientos, a) el patrimonio neto de la Compañía al 31 de marzo de 2002 hubiera aumentado en aproximadamente $ 375,04 millones y la pérdida por el período de tres meses terminado en dicha fecha hubiera disminuido en aproximadamente $ 232,7 millones y b) todos los saldos de los rubros al 31 de marzo de 2001 presentados con fines comparativos se hubieran reexpresado incrementándolos en 32% para reconocer los efectos de las variaciones en el poder adquisitivo de la moneda correspondientes al período enero a marzo de 2002.

Nuevas normas contables

En diciembre de 2000 fueron aprobadas las Resoluciones Técnicas N° 16, 17, 18 y 19 por la FACPCE que establecen nuevas normas generales y particulares de valuación y exposición, las que fueron aprobadas por el CPCECABA entre octubre y noviembre de 2001. Las nuevas normas serán de aplicación obligatoria para la Sociedad a partir del ejercicio que se inicia el 1° de enero de 2003.

La Dirección de la Compañía se encuentra estudiando el impacto que las nuevas normas tendrán sobre la situación patrimonial y los resultados de sus operaciones.

Estas nuevas resoluciones técnicas se enmarcan en el proyecto de armonización de las normas contables profesionales vigentes en la República Argentina con las Normas Internacionales de Contabilidad propuestas por el "International Accounting Standard Committee".

Uso de estimaciones

La elaboración de los estados contables de acuerdo con las normas contables contempla el uso de estimaciones y premisas que afectan los estados contables. Los resultados finales podrán variar de dichas estimaciones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

Políticas contables y métodos de valuación

Las principales políticas contables y métodos de valuación son los siguientes:

- Fondos en Caja y Bancos, Créditos y Pasivos que corresponden a operaciones liquidables en pesos.

  Se expresan a su valor nominal, incorporando o deduciendo, cuando corresponda, los resultados financieros devengados a la fecha del balance.

- Fondos en Caja y Bancos, Créditos y Pasivos que correspondan a operaciones liquidables en moneda extranjera

  Se valúan aplicando el tipo de cambio vigente a la fecha del balance para la liquidación de estas operaciones, incorporando o deduciendo cuando corresponda los intereses devengados hasta esa fecha. En el caso de pasivos significativos sin costo financiero explícito, se registró su valor presente, aplicando el que equivalía al que la Compañía hubiese obtenido de préstamos de características similares en cuanto a montos, plazos y garantías.

- Inversiones en sociedades controladas

  Se valúan a valor patrimonial proporcional en base a estados contables a la misma fecha.

- Bienes de Uso

  Corresponde a la adquisición de equipamiento, software y demás componentes tangibles e intangibles del Sistema de Facturación en Línea para Telefonía Celular denominado Stealth. Dicho sistema ha sido valuado a su costo de adquisición.

  La amortización se calcula utilizando el método de línea recta sobre la vida útil estimada para el mencionado sistema a partir de su fecha de incorporación.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

A la fecha de emisión de los presentes estados contables, la Gerencia de la Compañía se encuentra en proceso de evaluación de la recuperabilidad de sus activos de larga duración, considerando el impacto de los cambios en el entorno macroeconómico descriptos en Nota 2.

- Activos intangibles

Desarrollo de sistemas: Los montos corresponden a gastos incurridos con motivo de sistemas administrativos y se amortizan utilizando el método de la línea recta en 8 años, a partir de la puesta en marcha de los mismos.

Gastos para obtención de préstamos: Se difieren y se amortizan durante el plazo de la deuda correspondiente.

A la fecha de emisión de los presentes estados contables, la Gerencia de la Compañía se encuentra en proceso de evaluación de la recuperabilidad de sus activos de larga duración, considerando el impacto de los cambios en el entorno macroeconómico descriptos en Nota 2.

- Impuesto a las ganancias

La registración contable del impuesto a las ganancias se efectúa empleando el método denominado de impuesto diferido.

- Impuesto a la ganancia mínima presunta

El impuesto a la ganancia mínima presunta se registra como un gasto en la medida que se estima que no podrá ser computado a cuenta del impuesto a las ganancias de los próximos ejercicios y se diferiría en la medida que se estime que, por el contrario, se pudiera efectuar su cómputo.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - *Continuación*
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Cuentas del Patrimonio Neto

  Se expresan a su valor nominal.

NOTA 4 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS DE LOS ESTADOS CONTABLES NO EXPUESTOS EN OTRAS NOTAS O EN ANEXOS

	31 de marzo de	
	2002	2001
ACTIVO CORRIENTE		
a) Caja y bancos		
Caja en pesos	10	10
Banco en pesos	94.60	6.88
Banco en moneda extranjera - Anexo G	1.61	3.51
	1.70	3.52
b) Créditos fiscales		
Impuesto al valor agregado y otros	841.93	-
	841.93	-
ACTIVO NO CORRIENTE		
c) Créditos fiscales		
Impuesto a las ganancias diferido – Nota 11	-	20.16
Impuesto al valor agregado y otros	941.17	1.97
	941.17	22.14
PASIVO CORRIENTE		
d) Cuentas a pagar		
Proveedores en pesos	179.38	49.78
	179.38	49.78

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 4 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS DE LOS ESTADOS CONTABLES NO EXPUESTOS EN OTRAS NOTAS O EN ANEXOS - Continuación

	31 de marzo de	
	2002	2001
ESTADO DE RESULTADOS		
e) Otros ingresos / egresos		
Alquileres ganados	1.44	2.82
Ingresos brutos	-	(112.94
Otros	-	(572)
	1.44	2.71
f) Resultados financieros		
Generados por activos:		
Diferencias de cambio por colocaciones financieras	1.07	-
	1.07	-
Generados por pasivos - Anexo H		
Intereses y gastos bancarios	(21.44	(7.11
Diferencias de cambio por colocaciones financieras	(512.63	-
	(534.07	(7.11

NOTA 5 - CRÉDITOS Y DEUDAS. VENCIMIENTOS Y TASAS

La información al 31 de marzo de 2002 es la siguiente:

Activos	Créditos fiscales	Otros Créditos	Total
Sin plazo	-	6.00	6.00
Plazo a vencer			
Segundo trimestre	841.93	-	841.93
Año 2	941.17	-	941.17
Total al 31/03/02	1.78	6.00	1.78

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 5 - CRÉDITOS Y DEUDAS. VENCIMIENTOS Y TASAS - Continuación

Pasivos	Cuentas a pagar	Compañías relacionadas	Cargas fiscales	Otros pasivos	Deuda financiera	Préstamos de accionistas	Total
Sin plazo	-	780.40	-	-	-	-	780.40
Plazo vencido	178.5	-	-	-	-	-	178.51
Plazo a vencer							
Primer trimestre	866	-	2.3	153.36	701.97	-	704.46
Segundo trimestre	-	-	-	-	-	81.29	81.29
Año 2	-	52.88	98.7	6.00	-	-	52.98
Total al 31/03/02	179.3	53.66	2.4	159.36	701.97	81.29	839.70

Los saldos que devengan interés son los préstamos de Compañías relacionadas y la Deuda financiera - Ver detalles en Notas 6 y 7.

NOTA 6 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS

A continuación se exponen las transacciones realizadas durante los períodos 2002 y 2001 con las compañías controladas y relacionadas y la sociedad controlante, así como los saldos a la fecha de balance.

	2002				
	Transacciones			Saldos deudores (acreedores)	
	Costos compartidos servicios (2)	Intereses ganados	Diferencias de cambio perdidas (3)	Cuentas a cobrar (pagar)	Préstamos e intereses
Verizon International Holdings Ltd. (1)	-	3.	51.60	-	(81.2
CTI Compañía de Teléfonos del Interior S.A.	7.42(4)	1.	-	(53.55	-
CTI PCS S.A.	495.52	-	-	(104.03	-
TOTALES	7.92	5.	51.60	(53.66	(81.2

(1) Incluye Verizon Communications International, Inc. (accionista de CTI Holdings S.A.) y sus compañías antecesoras.
(2) Incluye adelantos, pagos por cuenta y orden y prestaciones de servicios.
(3) Variación en la deuda financiera con compañías relacionadas por efecto de la devaluación.
(4) Incluye $ 6.475.613 por la transferencia de acciones de CT Integrales desde CTI Holdings S.A. a CTI Compañía de Teléfonos del Interior S.A.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 6 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS - Continuación

	2001	
	Transacciones	Saldos deudores (acreedores)
	Intereses ganados	Cuentas a cobrar
Compañía de Telecomunicaciones Integrales S.A. (1)	-	16.860
CTI Compañía de Teléfonos del Interior S.A.	664.628	(27.870
CTI Norte Compañía de Teléfonos del Interior S.A. (1)	664.628	(23.857
CTI PCS S.A.	-	507.740
TOTALES	1.329	(51.203

(1) A partir del 01/01/2002 fueron fusionadas por absorción con CTI Compañía de Teléfonos del Interior S.A.

Con fecha 29 de diciembre de 2000 se firmó un acuerdo por el que CTI y CTI Norte le vendieron a CTI Holdings la totalidad del equipamiento, software y demás componentes tangibles e intangibles del Sistema de Facturación en Línea para Telefonía Celular denominado Stealth. El monto de la operación fue de US$ 45,5 millones, los cuales serán abonados a CTI y CTI Norte en un plazo de 30 meses. Como garantía de la operación CTI Holdings le entregó a CTI y CTI Norte un pagaré con vencimiento 30 de junio de 2003 por un monto equivalente a la suma total de la operación más sus intereses acordados a una tasa del 11,5% anual.

El 5 de febrero de 2001 las Compañías Operativas firmaron un acuerdo de préstamo (Series 2001 Note Purchase Agreement) enmendado el 10 de julio de 2001, por el cual se dispuso la emisión de Obligaciones suscriptas por Verizon International Holdings Ltd. hasta el 31 de julio de 2001 por hasta el monto máximo, en conjunto, de US$ 250 millones en concepto de capital.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

NOTA 6 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS - Continuación

El vencimiento de estas obligaciones se fijó el 6 de agosto de 2001, y el interés a devengar del 12% anual. El destino de los fondos provenientes de este préstamo se circunscribió a: (a) requerimientos de capital de trabajo de las Compañías Operativas, incluyendo operaciones y con respecto a inversiones de bienes de uso, (b) pago de licencia de CTI PCS con vencimiento en junio de 2001 por US$ 90 millones y la licencia de las Compañías Operativas del Interior con vencimiento en julio de 2001, (c) reembolso a los garantes de las licencias mencionadas, y (d) pago de capital, intereses y honorarios a cualquier acreedor financiero de las Compañías Operativas del Interior y CTI PCS.

En el marco de este acuerdo, durante el ejercicio finalizado el 31 de diciembre de 2001, Verizon suscribió y cedió simultáneamente a CTI Holdings S.A. Notes Serie 2001 por un total de US$ 142,0 millones, que fueron recibidos por la Sociedad como un aumento de capital. De estos aportes recibidos por CTI Holdings S.A., $ 13,9 millones han sido destinados a incrementar el capital social de CTI y $ 128,1 millones como aporte irrevocable en CTI PCS.

Asimismo durante el ejercicio anterior se recibieron aportes por $ 107,0 millones que fueron directamente destinados como aportes irrevocables de CTI Holdings en CTI por $ 43,5 millones, en CTI Norte por $ 53,5 y en CT Integrales por $ 10 millones.

Adicionalmente, en el marco del acuerdo mencionado anteriormente, con fecha 30 de marzo de 2001 Verizon International Holdings Ltd. aportó a CTI Holdings S.A. el 94% de las acciones de CT Integrales con un valor de ingreso asignado de $ 995.524.

El total de aportes en Notes por $ 142,0 millones, en acciones de CT Integrales por $995.524 y en efectivo por $ 107,0 millones totalizan el monto del acuerdo entre las Compañías y el Accionista por $ 250 millones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 6 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS - Continuación

Adicionalmente, con fecha 21 de marzo de 2001, y fuera del marco del acuerdo por $ 250 millones mencionado en párrafos anteriores, Verizon suscribió y cedió a CTI Holdings un Note Serie 2001 por un total de $ 16,5 millones, que fuera recibido por esta última en concepto de aumento de capital y destinado a CTI con el mismo propósito. Este note sumado a los $ 142,0 millones emitidos con motivo del Series 2001 Note Purchase Agreement totalizan $ 158,5 millones suscriptos y cedidos durante el ejercicio anterior.

Con fecha 4 de octubre de 2001 el Directorio aprobó la introducción de cambios al Acuerdo de Colaboración Empresaria vigente, respecto a los criterios de distribución de gastos entre las Compañías e incorporando a CT Integrales al acuerdo con efecto retroactivo al 1 de enero de 2001.

Con fecha 21 de diciembre de 2001, CT Integrales canceló deuda con CTI y CTI Norte por $ 25,7 millones.

NOTA 7 - PRÉSTAMOS DE LOS ACCIONISTAS

El 21 de diciembre de 2001, CTI Holdings suscribió un acuerdo de préstamo denominado "December 2001 Notes Purchase Agreement" con el accionista Verizon International Holdings Ltd. por un monto total de US$ 25,7 millones sujeto a una tasa de interés del 20% anual y cuyo vencimiento operará el 1° de julio de 2002. En caso de no cancelarse a esta fecha, la tasa de interés se acordará semestralmente entre los accionistas y la Compañía. De no producirse un acuerdo, la tasa será fijada según un punto de referencia y se le adicionará un 5%, pero en ningún caso podrá ser inferior al 15% ni superior al 25%.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 8 - PROGRAMA DE OBLIGACIONES NEGOCIABLES

Por Asamblea Ordinaria y Extraordinaria de Accionistas del 27 de noviembre de 1997 se dispuso el ingreso de CTI Holdings S.A. al régimen de oferta pública de Obligaciones Negociables, el que fue autorizado por Resolución N° 12.188 de la Comisión Nacional de Valores, con fecha 26 de marzo de 1998.

La misma Asamblea dispuso la creación de un Programa de Obligaciones Negociables bajo el Régimen de Oferta Pública y/o Privada, en dólares estadounidenses, subordinada a otras deudas, por un monto máximo de hasta US$ 800 millones en uno o más tramos, delegando en el Directorio las restantes condiciones de emisión de cada clase y/o serie de Obligaciones Negociables.

El 9 de abril de 1998 CTI Holdings S.A. emitió Obligaciones Negociables con cupón Diferido al 11,5% anual con vencimiento el 15 de abril de 2008. El precio de emisión fue de US$ 570,67 por cada US$ 1.000 de valor nominal al vencimiento, generando un producido de US$ 150 millones. Del precio de emisión resulta una tasa efectiva anual del 11,5% capitalizable semestralmente. Los intereses son pagaderos semestralmente por períodos vencidos el 15 de octubre y el 15 de abril, comenzando el 15 de octubre de 2003. No obstante, CTI Holdings S.A. podrá optar por comenzar a pagar intereses en efectivo anticipadamente hasta el 15 de octubre de 2002 en las fechas antes indicadas. El valor al vencimiento de las Obligaciones Negociables será ajustado en función de las condiciones de emisión.

CTI Holdings S.A. podrá además optar por rescatar total o parcialmente las Obligaciones Negociables, dadas ciertas circunstancias y a determinados valores que se detallan en las condiciones de emisión.

Ciertas obligaciones comprendidas en las condiciones de emisión incluyen, entre otras, limitaciones en relación a las siguientes cuestiones referidas a CTI Holdings S.A. y CTI: endeudamiento adicional; inversiones, préstamos y adelantos; rescate de capital, devolución de préstamos y otros gravámenes; operaciones de venta con inmediato alquiler del bien vendido; restricciones para el pago de dividendos y otros pagos; disposición del producido de la venta de activos; operaciones con sociedades vinculadas; limitación sobre fusiones y otras operaciones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 8 - PROGRAMA DE OBLIGACIONES NEGOCIABLES - Continuación

Las condiciones de emisión de las Obligaciones Negociables detallan como causales de incumplimiento: falta de pago de capital o interés de las Obligaciones Negociables a su vencimiento; quiebra o cesación de pagos; no cumplimiento de alguna de las limitaciones o condiciones establecidas en las condiciones de emisión; falta de pago de deudas por US$ 10 millones o más, u otra circunstancia que provoque que sus deudas se vuelvan exigibles; sanciones de US$ 10 millones o más no resueltas en sesenta días; revocación, retiro o modificación sustancial adversa de la concesión otorgada a CTI como consecuencia del incumplimiento de las obligaciones en virtud de la concesión.

NOTA 9 - CAPITAL SOCIAL

Se detalla a continuación la evolución del capital social, desde la fecha de constitución de CTI Holdings S.A. hasta la fecha del balance:

	Valor nominal	Asamblea de Accionistas/ Directorio	Inscripción en el Registro Público de Comercio
Aporte inicial	20.000	15/12/1995	02/07/1996
Aumento de capital	101.209	18/06/1997	11/11/1998
Absorción de pérdidas acumuladas	(96.827	01/04/1998	11/11/1998
Aumento de capital acciones ordinarias	3.304	01/04/1998	11/11/1998
Aumento de capital acciones preferidas	251.000	01/04/1998	11/11/1998
Aumento de capital acciones ordinarias	299.322	02/12/1998 (*)	23/07/1999
Aumento de capital acciones ordinarias	13.738	10/02/1999	23/07/1999
Conversión de acciones preferidas	(251.000	28/04/2000	20/06/2000
Emisión de acciones ordinarias	10.913	28/04/2000	20/06/2000
Aumento de capital en acciones ordinarias	3.446	28/04/2000	20/06/2000
Aumento de capital acciones ordinarias	1.212	21/06/2000 (**)	19/10/2000
Aumento de capital en acciones ordinarias	386.047	21/06/2000	19/04/2001
Aumento de capital en acciones ordinarias	199.917	18/12/2000	15/05/2001
Aumento de capital en acciones ordinarias	81.345	25/01/2001 (***)	03/07/2001
Aumento de capital en acciones ordinarias	275.679	06/03/2001	03/07/2001
Capital al 31/03/01	27.356		
Aumento de capital acciones ordinarias	1.449	29/05/2001	18/12/2001
Aumento de capital acciones ordinarias	1.588	06/06/2001 (***)	18/12/2001
Aumento de capital acciones ordinarias	262.093	06/06/2001 (***)	18/12/2001
Aumento de capital acciones ordinarias	710.642	10/07/2001 (***)	En trámite
Aumento de capital acciones ordinarias	386.579	04/10/2001 (***)	En trámite
Capital al 31/03/02	31.753		

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 9 - CAPITAL SOCIAL - Continuación

(*) Fecha de aprobación por el Directorio, ratificada por Asamblea General Ordinaria y Extraordinaria del 10 de febrero de 1999.
(**) Emitidas el 7 de julio de 2000.
(***) Aprobados por Directorio, en función de las facultades delegadas por Asamblea de Accionistas.

a) Conversión de Obligaciones Series A y C

Durante 1995, 1997 y 1998 los accionistas habían otorgado préstamos en forma conjunta a CTI y CTI Norte en el marco del denominado "Note Purchase Agreement" (Acuerdo para la suscripción de obligaciones), por los que suscribieron Obligaciones A, B y C convertibles en acciones.

El 17 de noviembre de 1997 se firmó el "Ammendment to Note Purchase Agreement and Further Agreement" (Modificación del Acuerdo de 1997 para la suscripción de obligaciones y Acuerdo adicional) por el cual se establece que cada vez que se convirtiesen Obligaciones en acciones ordinarias o preferidas de CTI o CTI Norte, las mismas se cambiarán por acciones de CTI Holdings S.A. A su vez CTI Holdings S.A. se comprometió a emitir acciones en los importes requeridos para satisfacer tal canje.

En cumplimiento de estos compromisos se emitieron en 1998 y 1999 las siguientes acciones de CTI Holdings S.A. en canje de acciones de CTI y CTI Norte, en las fechas que en cada caso se indica:

	Acciones	Capital	Prima de emisión
1° de abril de 1998:	Ordinarias	3.304.348	611.733
	Preferidas	251.000	-
31 de diciembre de 1998:	Ordinarias	299.322	6.585.103
10 de febrero de 1999:	Ordinarias	13.738.390	302.244.550
		17.593.060	309.441.386

A la fecha de cierre de ejercicio finalizado el 31 de diciembre de 2000 se habían convertido la totalidad de las Obligaciones mencionadas.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

NOTA 9 - CAPITAL SOCIAL - Continuación

b) Acciones preferidas

Las Asambleas Ordinarias y Extraordinarias del 1° de abril de 1998 de CTI y CTI Norte resolvieron emitir acciones preferidas por un valor nominal, en conjunto, de $ 251.000 que se integraron con Obligaciones C por igual valor.

La citada Asamblea del 1° de abril de 1998 de CTI Holdings S.A. emitió acciones preferidas nominativas no endosables por un valor nominal de $ 251.000 que se integró mediante las acciones preferidas de CTI y CTI Norte referidas en el párrafo anterior.

Las acciones preferidas de CTI Holdings S.A. daban derecho a un dividendo del 5% anual acumulativo calculado sobre el valor nominal de las acciones. Las mismas podían ser convertidas, a opción de sus titulares, en acciones ordinarias al valor nominal vigente de las acciones ordinarias o a $ 23 por acción, lo que fuere mayor. Los poseedores de dichas acciones preferidas ejercieron la opción y en abril de 2000 las mismas fueron convertidas en 10.913 acciones ordinarias, constituyéndose por la diferencia en los valores nominales una reserva de emisión de $ 240.087.

c) Incorporación de CTI PCS Holdings S.A.

La Asamblea Ordinaria y Extraordinaria de Accionistas de la Compañía de fecha 28 de abril de 2000 y continuada el 29 de abril de 2000 dispuso comprar 1.254.239 acciones de CTI PCS Holdings S.A. mediante la emisión y entrega de 3.446.779 acciones ordinarias de V/N $ 1 de CTI Holdings S.A., a cuyo efecto se procedió a aumentar en ese importe el capital. Por la diferencia entre el valor nominal de las acciones de CTI Holdings S.A. y el Valor Patrimonial Proporcional al 31 de marzo de 1999 correspondiente a las acciones de CTI PCS Holdings S.A. -$ 117.478.397-, se constituyó una reserva de emisión de $ 114.031.618. Las acciones fueron emitidas el 21 de junio de 2000.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 9 - CAPITAL SOCIAL - Continuación

d) Aumentos de capital del ejercicio 2000

La Asamblea Extraordinaria de fecha 21 de junio de 2000, dispuso un aumento de capital, mediante la emisión de 1.212.050 acciones ordinarias de valor nominal $ 1 a un valor de $ 72,53 cada una y constituyendo una reserva de emisión de $ 86,7 millones. Dichas acciones fueron emitidas el 7 de julio de 2000.

Con fecha 13 de noviembre de 2000 el Directorio de la Sociedad según autorización delegada por los accionistas de la Sociedad con fecha 21 de junio de 2000 decidió la emisión de 386.047 acciones ordinarias, nominativas de valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 72,53 cada una, constituyéndose una prima de emisión de $ 27,6 millones.

La Asamblea de fecha 18 de diciembre de 2000, dispuso un aumento de capital la emisión de 199.917 acciones ordinarias, nominativas de valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 72,53 cada una, constituyéndose una prima de emisión de $ 14,3 millones.

e) Aumentos de capital del ejercicio 2001

Con fecha 25 de enero de 2001 el Directorio de la Sociedad según autorización delegada por la Asamblea de Accionistas del 18 de diciembre de 2000 decidió incrementar el capital en $ 5,9 millones mediante la emisión de 81.345 acciones ordinarias, nominativas, no endosables valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 72,53 cada una, constituyéndose por la diferencia una prima de emisión de $ 5,8 millones. Este importe recibido fue destinado a CTI PCS en concepto de aporte irrevocable a cuenta de futuros aumentos de capital.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

NOTA 9 - CAPITAL SOCIAL - Continuación

Las Asambleas de Accionistas del 6 de marzo y 15 de marzo de 2001 aprobaron la emisión de 275.679 acciones ordinarias, nominativas no endosables de valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 72,53 cada una, constituyéndose por la diferencia una prima de emisión de $ 19,7 millones. La integración del aumento correspondiente al accionista Verizon por $ 16,5 millones fue efectuado con créditos a favor de CTI y CTI Norte (Notes Serie 2001) cedidos a la Sociedad el 21 de marzo de 2001. El aporte recibido fue destinado a incrementar el capital de CTI por un total de $ 16,5 millones. El saldo por $ 3,5 millones fue integrado en efectivo por los accionistas y fue destinado a CTI PCS como aporte irrevocable a cuenta de futuros aumentos de capital.

La Asamblea de Accionistas del 29 de mayo de 2001 aprobó un aumento de capital de $ 250 millones que podrá ser ingresado hasta el 31 de diciembre de 2001, delegando en el Directorio la época, forma y condiciones de emisión y autorizó un aumento de capital de $ 82,4 millones, de los cuales el accionista Verizon ha integrado $ 27,9 millones mediante la cesión de dos Notes Series 2001 emitidos por las Compañías Operativas ($ 13,9 millones por CTI y CTI Norte y $ 14 millones por CTI PCS), $ 1 millón mediante el aporte de las acciones de CT Integrales y $ 53,5 millones en efectivo. El incremento de capital mencionado se instrumentó a través de la emisión de 1.449.816 acciones ordinarias, nominativas, no endosables de valor nominal $ 1 y un voto por acción, emitidas a un valor de $ 56,85 cada una, constituyéndose una prima de emisión de $ 81 millones. A la fecha de emisión de los estados contables, las acciones se encuentran pendientes de emisión.

De estas integraciones, $ 14 millones y $ 10 millones han sido destinados a título de aportes irrevocables a CTI PCS y CT Integrales respectivamente, y $ 57,4 millones a incrementar el capital social de CTI.

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 9 - CAPITAL SOCIAL - Continuación

El Directorio de la Sociedad, en su reunión del día 6 de junio de 2001, según autorización delegada por la Asamblea del 29 de mayo de 2001, aprobó un aumento de capital por $ 90,3 millones, cuya integración fue efectuada por el accionista Verizon e instrumentada mediante la cesión de una Note Serie 2001 emitida por CTI PCS y cedida a CTI Holdings S.A. Las acciones a emitirse totalizan 1.588.391 (ordinarias, nominativas, no endosables de valor nominal $ 1 y a un valor de $ 56,85 cada una), constituyéndose una prima de emisión por $ 88,7 millones. El importe recibido ha sido destinado a CTI PCS, a título de aporte irrevocable a cuenta de futuros aumentos de capital.

Asimismo, la misma reunión de Directorio aprobó un aumento de capital integrado en efectivo el 13 de julio de 2001 por $ 14,9 millones, por el cual deberán emitirse 262.093 acciones ordinarias, nominativas, no endosables, de valor nominal $ 1 y a un valor de $ 56,85 cada una con una prima de emisión de $ 14,6 millones. El importe recibido ha sido destinado a CTI Norte, a título de aporte irrevocable a cuenta de futuros aumentos de capital.
El saldo de la reserva de emisión constituida con motivo de los aumentos mencionados anteriormente ha sido expuesto neto de los gastos incurridos en la emisión de acciones.

Con fecha 10 de julio de 2001 el Directorio aprobó un aumento de capital de $ 40,4 millones en virtud de autorización delegada por la Asamblea de Accionistas del día 29 de mayo de 2001. El incremento fue instrumentado a través de la emisión de 710.642 acciones ordinarias, nominativas, no endosables de valor nominal $ 1 por acción, emitidas a un valor de $ 56,85, cada una, constituyéndose una prima de emisión de $ 39.689.358. De los fondos recibidos $ 23,8 millones han sido destinados a CTI PCS y $ 16,6 millones a CTI Norte, ambos en concepto de aportes irrevocables a cuenta de futuros aumentos de capital.

La reunión de Directorio celebrada el 4 de octubre de 2001, autorizó un aumento de capital por $ 22 millones aproximadamente, de acuerdo con lo estipulado en la Asamblea de Accionistas del día 29 de mayo de 2001. El incremento originará la emisión de 386.579 acciones ordinarias, nominativas, no endosables de valor nominal $ 1 por acción, emitidas a un valor de $ 56,85 cada una, constituyéndose una prima de emisión de $ 21.590.421. Los fondos recibidos han sido destinados a CTI Norte como aporte irrevocable a cuenta de futuros aumentos de capital.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

NOTA 10 - RESTRICCIONES AL PAGO DE DIVIDENDOS

De acuerdo con lo previsto por la Ley de Sociedades Comerciales, CTI Holdings S.A. deberá destinar el 5% de las ganancias futuras de cada ejercicio a la constitución de la Reserva Legal, hasta cubrir el 20% del capital social. Dicha reserva no estará disponible para el pago de dividendos

Cuando se pongan a disposición dividendos -excepto en acciones liberadas- en exceso de la ganancia gravada acumulada generada con posterioridad al 31 de diciembre de 1997 conforme a las disposiciones de la ley de impuesto a las ganancias se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente.

Adicionalmente, los acuerdos de préstamos que conforman la mayor parte de la deuda a largo plazo de las sociedades controladas impiden el pago de dividendos -excepto en acciones propias- y efectuar otros tipos de desembolsos a favor de los accionistas que impliquen la descapitalización de esas Compañías. Estas restricciones estarán en vigencia hasta que se haya completado el proyecto y se cumplan una serie de requisitos vinculados con la situación económica y financiera y otros requerimientos detallados en los contratos de préstamo. Asimismo las condiciones de la emisión de Obligaciones Negociables a que se refiere la Nota 8 establecen limitaciones que se enumeran en su parte sustancial en dicha nota.

Las normas cambiarias vigentes requieren autorización previa del BCRA para la transferencia de divisas al exterior. En consecuencia, en el caso de que la Compañía hubiera generado utilidades, no existiría la posibilidad de remesarlas a los accionistas.

NOTA 11 - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO

CTI Holdings S.A. y sus sociedades controladas adoptaron el método denominado del impuesto diferido, para la registración del impuesto a las ganancias, que consiste en el diferimiento del efecto impositivo de las diferencias temporarias entre la valuación contable y la impositiva de los activos y pasivos, y su posterior imputación a los resultados de los ejercicios en los cuales se producen la reversión de las mismas y asimismo tiene en consideración la posibilidad de aprovechamiento en el futuro de los quebrantos impositivos.

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 11 - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO - Continuación

En el siguiente cuadro se muestra el efecto de la adopción de este criterio en miles de pesos. Los importes están expuestos en términos de impuestos, es decir, aplicando a los conceptos indicados la tasa del impuesto vigente al cierre de cada período:

	31/03/02	31/03/01
Activo (Pasivo)		
Diferencias Temporarias	2.822	(1.217)
Quebrantos Impositivos	267.085	73.640
Previsión para futura prescripción de quebrantos Impositivos	(269.907)	(52.255)
Neto	-	20.168
Activo neto al inicio del período	-	22.987
Efectos en resultados del período	-	(2.819)

En virtud de los recientes cambios económicos descriptos en la Nota 2, la recuperabilidad del activo diferido por impuesto se ha visto comprometida, por lo cual se mantiene una previsión por la totalidad de dicho activo.

A la fecha de los estados contables CTI Holdings S.A. tiene quebrantos impositivos acumulados de $ 763,1 millones que pueden ser compensados con utilidades, si las hubiera, de los próximos años, como se expone seguidamente:

	Ultimo año posible de cómputo
6,0	2003
2,7	2004
195,7	2005
36,5	2006
522,2	2007
763,1	

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 12 - PARTICIPACIÓN EN SOCIEDADES Y CONSOLIDACIÓN DE ESTADOS CONTABLES

CTI Holdings es controlante desde diciembre de 1997 de CTI y de CTI Norte de las que tiene una participación en el patrimonio y sobre el total de votos posibles superior al 99,99%.

A partir del 21 de junio de 2000 CTI Holdings se convirtió en la sociedad controlante de CTI PCS Holdings, producto de la adquisición de más del 99,99% de la participación en el patrimonio neto y sobre los votos posibles. La Asamblea Extraordinaria de CTI PCS Holdings de fecha 15 de marzo de 2001 aprobó la disolución anticipada de esta sociedad. Luego de cancelar sus pasivos el día 30 de marzo de 2001, como parte del proceso de liquidación distribuyó a sus accionistas su activo más significativo, constituido por las acciones de CTI PCS. Esta transferencia no implicó una modificación de la inversión de CTI Holdings.

Con fecha 23 de abril de 1999 CTI Holdings suscribió e integró 600 acciones ordinarias, nominativas no endosables, con derecho a un voto cada una y de valor nominal un peso de CT Integrales que equivalían al 5% de participación sobre el capital total suscripto e integrado de $ 12.000 y a los aportes irrevocables de $ 900.000 de la misma. Con fecha 30 de marzo de 2001 Verizon aportó a CTI Holdings el 94% de las acciones de CT Integrales más los aportes irrevocables correspondientes a tal participación, con lo cual CTI Holdings se constituye en propietaria del 99% del total de acciones de esa Sociedad con un valor de ingreso asignado de $ 995.524. El efecto de las pérdidas acumuladas a la fecha de incorporación se incluyen en la línea de resultados por participación en sociedades controladas. Con fecha 1° de enero de 2002 CTI Holdings vendió la totalidad del paquete accionario que poseía en CT Integrales (100%) a CTI por un precio equivalente al valor patrimonial proporcional que tiene la Controlante en esa compañía. En consecuencia, a partir de esa transacción, CTI ha devenido en controlante de CT Integrales.

A su vez el 13 de febrero de 2002, las Asambleas Extraordinarias de Accionistas de CTI, CTI Norte y CT Integrales resolvieron la fusión por absorción de las compañías, con efecto retroactivo a partir del 1 de enero de 2002, ratificando el Compromiso Previo de Fusión aprobado por los Directorios de las Sociedades el 11 de febrero de 2002 (Nota 16).

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

NOTA 12 - PARTICIPACIÓN EN SOCIEDADES Y CONSOLIDACIÓN DE ESTADOS CONTABLES - Continuación

La información correspondiente a las sociedades controladas a la fecha del balance fue consolidada en los estados complementarios adjuntos. La consolidación se efectuó siguiendo los lineamientos de la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas.

A partir del presente ejercicio, y como consecuencia de la sanción de la Resolución Nº 368/01, y su modificatorias, de la Comisión Nacional de Valores, la Sociedad ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino por el contrario los mismos continúan constituyendo información complementaria, tal cual lo dispone el segundo párrafo del art. 62 de la Ley Nº 19.550.

NOTA 13 – ACCIONISTA MAYORITARIO

Con fecha 26 de marzo de 2002, la Compañía recibió la comunicación establecida por el artículo 215 de la Ley de Sociedades Comerciales N° 19.550 (LSC), por la que su controlante Verizon International Holdings Ltd. (Verizon) transfirió a Argentina Holdings LLC la cantidad de 5.500.000 acciones ordinarias, nominativas no endosables, de valor nominal $ 1 cada una con derecho a un voto por acción, de CTI Holdings, junto con los derechos políticos y económicos inherentes a las mismas. En consecuencia, la participación de Verizon de 65,34% de las acciones y los votos posibles en las Asambleas de Accionistas de la Compañía se redujo a 48,02%, dejando de ser la Sociedad Controlante.

NOTA 14 - GARANTÍAS OTORGADAS

Con fecha 17 de diciembre de 1997 CTI Holdings S.A. garantizó con sus acciones de CTI y CTI Norte, los préstamos a largo plazo recibidos por las mencionadas compañías. Adicionalmente dio en garantía dichas acciones a los accionistas de CTI Holdings S.A. que suministraron garantías por US$ 218,4 millones al Overseas Private Investment Corp. (OPIC), en relación a los préstamos de esa entidad a CTI y CTI Norte. Esta garantía está subordinada a la mencionada en primer término.

Con fecha 1º de diciembre de 1999 CTI PCS otorgó sus acciones en garantía por un acuerdo de financiación a largo plazo con varias instituciones financieras sindicadas en el cual Deutsche Bank AG, sucursal Nueva York, actuó como agente intermediario.

A consecuencia de la disolución de CTI PCS Holdings mencionada en Nota 1, CTI Holdings en su carácter de nuevo accionista de CTI PCS, suscribió el 17 de agosto de 2001, conjuntamente con CTI PCS Holdings, CTI PCS, Deutsche Bank AG New York Branch y Banco Francés S.A. el convenio titulado "Joinder and Waiver to Stockholders Pledge Agreement" por el que se obliga en los mismos términos que CTI PCS Holdings por la prenda existente sobre las acciones de CTI PCS vigente a partir del 1° de diciembre de 1999.

Adicionalmente, con fecha 21 de diciembre de 2001, el Directorio de la Sociedad resolvió otorgar una garantía a CTI PCS por un monto de US$ 4,7 millones por la financiación que esta Compañía obtendrá de Compaq Financial Services S.A., con motivo de la ejecución del proyecto "HLR" que constituye una inversión destinada a evitar el ingreso de llamadas no identificadas y por lo tanto sin posibilidad de ser facturadas.

NOTA 15 – PATRIMONIO NETO NEGATIVO Y PÉRDIDAS ACUMULADAS

Al 31 de marzo de 2002 los pasivos totales de CTI Holdings exceden a sus activos totales. Conforme la Ley de Sociedades Comerciales N° 19.550 (LSC), los accionistas de una compañía con patrimonio neto negativo, según se determine al cierre de su ejercicio económico, deben efectuar un aporte de capital suficiente para regularizar dicha situación o la compañía debe liquidarse.

NOTA 15 – PATRIMONIO NETO NEGATIVO Y PÉRDIDAS ACUMULADAS - Continuación

Adicionalmente, la LSC requiere que las pérdidas acumuladas de las compañías no excedan las reservas y el 50% del capital. Al 31 de marzo de 2002 se produce un exceso de pérdidas acumuladas con relación a las reservas y al 50% del capital. Los accionistas de CTI Holdings deberán oportunamente remediar esta situación reintegrando pérdidas o disminuyendo el capital.

En tal sentido, diversos organismos profesionales han realizado presentaciones ante las autoridades de aplicación tendientes a suspender temporariamente los efectos de los artículos de la LSC que regulan las situaciones antes mencionadas, en el marco de la grave situación económica y social imperante en el país. A la fecha de presentación de estos estados contables, las autoridades no se han expedido respecto de dichas solicitudes.

NOTA 16 – FUSIÓN CTI - CTI NORTE – CT INTEGRALES

Los estudios y análisis efectuados tomando en cuenta las actuales condiciones del mercado y la realidad económica y financiera, aconsejaron implementar un proceso de reorganización societaria cuya resultante ha sido la fusión por absorción de CTI Norte y CT Integrales por CTI.

La reorganización tiene el objetivo de aumentar la productividad y la rentabilidad de todo el grupo, redundando en beneficio de las sociedades intervinientes. La reestructuración en las áreas técnicas, administrativas y financieras permitirá una tangible racionalización de costos operativos y una optimización en la administración y control de las distintas unidades de negocios, con adecuada concentración y distribución de cargas operativas y financieras.

Como resultado de lo mencionado, el 13 de febrero de 2002, las Asambleas Extraordinarias de Accionistas de las sociedades participantes resolvieron la fusión por absorción de las compañías, con efecto retroactivo a partir del 1 de enero de 2002, ratificando el Compromiso Previo de Fusión aprobado por los Directorios de las Sociedades el 11 de febrero de 2002.

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES (No Auditados) - Continuación
Por los períodos finalizados el 31 de marzo de 2002 y 2001

Expresadas en Pesos (Nota 3)

NOTA 16 – FUSIÓN CTI - CTI NORTE – CT INTEGRALES - Continuación

A causa de la reorganización societaria resulta necesario efectuar un aumento de capital en CTI, el cual pasará de $ 41.439.041 (representado por 41.313.541 acciones ordinarias, nominativas, no endosables, de valor nominal $ 1 cada una y un voto por acción, y por 125.500 acciones preferidas de valor nominal $ 1 cada una) a $ 52.426.592 (representado por 52.175.592 acciones ordinarias, nominativas, no endosables, de valor nominal $ 1 cada una y un voto por acción, y por 251.000 acciones preferidas de valor nominal $ 1 cada una).

El acuerdo definitivo de fusión fue aprobado por las respectivas Asambleas de Accionistas con fecha 2 de abril de 2002. A la fecha de emisión de los presentes estados contables el trámite se encuentra en proceso de inscripción ante la Inspección General de Justicia.

NOTA 17 – AJUSTE A RESULTADO DEL EJERCICIO ANTERIOR – PREVISIÓN DEUDORES INCOBRABLES

Al 31 de diciembre de 2001 existían incertidumbres respecto de la incobrabilidad de ciertos créditos que se han visto confirmadas en el presente trimestre. Por tal motivo, CTI ha decidido dar efecto retroactivo al cambio contabilizando un ajuste a resultados que afecta el saldo del año anterior.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX	Ricardo J. Demattei (Socio)	WALTER FORWOOD
Por Comisión Fiscalizadora	Contador Público (U.B.A.)	Presidente
	C.P.C.E.C.F. T° 66 F° 5	

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

ANEXO A

BIENES DE USO (No auditado)

Por los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota 3)

	Valores de Origen				Amortizaciones					
Cuenta principal	Al inicio del período	Altas	Transferencias	Al cierre del período	Al inicio del período	Del período	Vida útil (años)	Al cierre del período	Neto resultante 2002	Neto resultante 2001
Bienes varios	45.8	-	199.377	46.	7.	1.	7	8.	37.3	43.
Obras en curso	259.0	-	(199.377	59.	-	-		-	59.6	179.
Totales al 31/03/02	46.1	-	-	46.	7.	1.		8.	37.4	
Totales al 31/03/01	45.5	179.7	-	45.	541.	1.		2.		43.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO B

ACTIVOS INTANGIBLES (No auditado)

Por los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota 3)

	Valor de origen			Amortizaciones					
Cuenta principal	Al inicio del período	Altas	Al cierre del período	Al inicio del período	Del período	Tasa promedio anual	Al cierre del período	Neto resultante 2002	Neto resultante 2001
Desarrollo de sistemas	544.8	-	544.8	544.8	-	20,00%	544.8	-	544.8
Gastos para obtención de préstamos	4.9	-	4.9	1.8	124.5	10,00%	1.9	2.9	3.4
Totales al 31/03/02	5.5	-	5.5	2.3	124.5		2.5	2.9	
Totales al 31/03/01	5.5	-	5.5	1.3	124.5		1.4		4.0

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

ANEXO C

PARTICIPACIÓN EN SOCIEDADES (No auditado)
Al 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota 3)

Sociedad	Porcentaje de tenencia %	Clase	Cantidad	Valor de libros	Actividad Principal	Capital	Resultado del período	Patrimonio Neto
					Información sobre el emisor Según estados contables al 31/03/02			
CTI Compañía de Teléfonos del Interior S.A.	99,99	Ordinarias	52.17		Prestación de Servicios de Telecomunicaciones			
		Preferidas	251.00	(398.83		52.42	(829.15	(362.86
			52.42					
CTI PCS S.A.	99,99	Ordinarias	1.25	(25.15	Prestación de Servicios de Telecomunicaciones	62.70	(293.69	(25.15
			1.25					
		Totales al 31/03/02		(423.98				
		Totales al 31/03/01		624.				

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO G

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA (No auditado)
Al 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota 3)

	Clase y monto de la moneda extranjera		Cambio vigente	Monto en pesos 2002	Monto en pesos 2001
ACTIVO					
ACTIVO CORRIENTE					
Caja y bancos	US$	537.0	3,00	1.6	3.5
Otros créditos	US$	-	-	-	6.0
Sociedades controladas	US$	-	-	-	524.6
				1.6	4.0
ACTIVO NO CORRIENTE					
Otros activos	US$	-	-	-	340.3
				-	340.3
				1.6	4.3
PASIVO					
PASIVO CORRIENTE					
Compañías relacionadas	US$	-		-	4.1
Préstamo de los accionistas	US$	27.0	3,00	81.2	-
Deuda financiera	US$	233.9	3,00	701.9	-
Otros pasivos	US$	51.1	3,00	153.3	-
				783.4	4.1
PASIVO NO CORRIENTE					
Deuda financiera	US$	-	-	-	209.2
Compañías relacionadas	US$	-	-	-	47.5
				-	256.8
				783.4	260.9

US$: Dólares estadounidenses

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO H

INFORMACIÓN REQUERIDA POR EL ART. 64 INC. B) DE LA LEY N° 19.550 (No auditado)
Por los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001
Expresado en Pesos (Nota 3)

Descripción de las cuentas	Gastos de administración	Gastos de financiación	Total 2002	Total 2001
Amortización de activos intangibles	-	124.5	124.5	124.5
Servicios profesionales	154.6	-	154.6	14.8
Impuestos, tasas y contribuciones	1.1	-	1.1	-
Intereses a accionistas	-	4.6	4.6	-
Intereses a bancos e instituciones financieras	-	576.0	576.0	4.3
Diferencias de cambio generados por pasivos	-	512.6	512.6	-
Intereses a sociedades controladas	-	1.3	1.3	1.3
Intereses obligaciones negociables	-	14.7	14.7	5.6
Otros	381	-	381	156
Totales 31/03/02	156.1	534.0	534.2	
Totales 31/03/01	14.9	7.1		7.1

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

RESEÑA INFORMATIVA POR LOS PERÍODOS DE TRES MESES FINALIZADOS EL 31 DE MARZO DE 2002, 2001, 2000, 1999 Y 1998

CTI HOLDINGS S.A.

INDICE

1. COMENTARIOS GENERALES
2. SÍNTESIS DE LA ESTRUCTURA PATRIMONIAL CONSOLIDADA
3. SÍNTESIS DE LA ESTRUCTURA DE RESULTADOS CONSOLIDADA
4. DATOS ESTADÍSTICOS
5. ÍNDICES CONSOLIDADOS

RESEÑA INFORMATIVA POR LOS PERÍODOS DE TRES MESES FINALIZADOS EL 31 DE MARZO DE 2002, 2001, 2000, 1999 Y 1998

CTI HOLDINGS S.A.

1. COMENTARIOS GENERALES

De acuerdo con lo dispuesto por las normas aplicables de la C.N.V., la Sociedad presenta la siguiente reseña informativa en base a sus estados contables consolidados.

Las cifras correspondientes a los resultados al 31 de marzo de 2002, 2001, 2000, 1999 y 1998 respectivamente, se presentan en millones, y de acuerdo con los criterios descriptos en la Nota E a los estados contables consolidados.

Ventas totales

Los ingresos totales, incluyendo intereses por créditos por ventas, por los períodos de tres meses finalizados el 31 de marzo de 2002, 2001, 2000, 1999 y 1998 ascendieron a $ 130,65, $139,92, $118,99, $129,51 y $ 114,54 respectivamente.

Ventas de servicios

Los ingresos por servicios fueron $ 124,28, $128,93, $111,22, $123,84 y $108,72 para los períodos de tres meses finalizados el 31 de marzo de 2002, 2001, 2000, 1999 y 1998, respectivamente.

Ventas de equipos y accesorios

Las ventas de equipos y accesorios ascendieron a $ 5,14, $ 10,46, $ 7,24, $ 5,31 y $ 11,62 para los períodos de tres meses finalizados el 31 de marzo de 2002, 2001, 2000, 1999 y 1998, respectivamente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

Costo de ventas

El costo de ventas correspondientes al período de tres meses finalizados el 31 de marzo de 2002 ascendió a $ 58,02, siendo de $ 60,68, $ 42,28, $ 41,02 y $ 45,53 para los períodos finalizados el 31 de marzo de 2001, 2000, 1999 y 1998 respectivamente. Las depreciaciones y amortizaciones del activo fijo fueron $ 49,85 en 2002, $39,24 en 2001, $ 28,30 en 2000, $ 28,09 y $ 27,08 en 1999 y 1998 respectivamente. Los gastos por interconexión por el uso de la red pública correspondientes a cargos interurbanos ascendieron a $ 3,9 en 2002, $15,59 en 2001, $ 10,25 en 2000, siendo de $ 11,43 y $ 22,02 para los períodos finalizados el 31 de marzo de 1999 y 1998 respectivamente.

Gastos de comercialización

Los gastos de comercialización ascendieron a $ 32,98, $35,91, $ 29,77, $ 35,14 y $ 18,46 para los períodos de tres meses finalizados el 31 de marzo de 2002, 2001, 2000, 1999 y 1998 respectivamente, representado aproximadamente un 27%, 27%, 26%, 28% y 16% respectivamente sobre las ventas totales del periodo.

Gastos de administración

Los gastos de administración para los períodos finalizados al 31 de marzo de 2002, 2001, 2000, 1999 y 1998 ascendieron a $ 8,81, $9,99, $ 4,98, $ 8,84 y $ 17,36, representando aproximadamente el 7%, 8%, 4%, 9% y 15% respectivamente, sobre las ventas totales del período.

Resultados financieros

Los resultados financieros (netos de ingresos financieros) fueron pérdida de $ 1.623, $ 35,55, $ 20,63, $ 14,02 y $ 20,40 para los períodos de tres meses finalizados el 31 de marzo de 2002, 2001, 2000, 1999 y 1998 respectivamente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

Resultado neto

Como resultado de lo expresado precedentemente así como de los resultados por inversión en sociedades para los períodos cerrados el 31 de marzo de 2002 y 2001 y las amortizaciones para todos los períodos, así como de otros ingresos y egresos, del Impuesto a las ganancias y del impuesto a la ganancia mínima presunta, la Compañía registró una pérdida neta para el período finalizado el 31 de marzo de 2002 de $ 1.655,09, mientras que para los períodos finalizados el 31 de marzo de 2001, 2000, 1999 y 1998 la pérdida registrada fue de $ 58,90, $7,25, $ 2,96 y $ 13,86 respectivamente.

Estado de origen y aplicación de fondos

Los fondos aplicados a las actividades de inversión ascendieron a $ 8,49, $14,26, $21,01, $ 38,20 y $52,57 para los períodos finalizados el 31 de marzo de 2002, 2001, 2000, 1999 y 1998, respectivamente. En el período finalizado el 31 de marzo de 2002, la principal aplicación de fondos fue la adquisición de bienes de uso por $ 7,04 al igual que en los períodos finalizados el 31 de marzo de 2001, 2000, 1999 y 1998, por $ 13,63, $ 21,21, $ 36,53 y $ 51,49 respectivamente.

Los fondos netos generados por las actividades financieras ascendieron a $ 0,07 para el período finalizado el 31 de marzo de 2002, generados por préstamos de los accionistas de la sociedad controlante por $ 19,84, que fueron aplicados para la cancelación de deuda a largo plazo por $ 16,18 y préstamos a corto plazo por $ 3,5.

En tanto que, para el primer trimestre del año 2001, los fondos netos generados por las actividades financieras ascendieron a $ 55,86 generados principalmente por aportes de accionistas por $53,82 y liberación de depósitos en garantía por $ 20,46. Estos fondos se aplicaron principalmente a la cancelación de deuda de largo plazo por $28,52. En el trimestre finalizado el 31 de marzo de 2000, los fondos aplicados a las actividades financieras ascendieron a aproximadamente $19,27 y en el trimestre finalizado el 31 de marzo de 1999 los fondos aplicados fueron de $4,22. En el trimestre finalizado al 31 de marzo de 1998 los fondos generados en las actividades financieras ascendieron a aproximadamente $ 31,63.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

Los movimientos expuestos anteriormente generaron un aumento de fondos de aproximadamente $ 11,83 con respecto al comienzo del trimestre finalizado el 31 de marzo de 2002, mientras que generaron disminuciones de fondos de aproximadamente $ 1,85, $ 3,95, $ 6,20 y $ 2,90 al cierre de los trimestres finalizados el 31 de marzo de 2001, 2000, 1999 y 1998 con respecto al comienzo de los mismos.

Desenvolvimiento comercial y de servicios durante el período de tres meses finalizado el 31 de marzo de 2002:

Visión Macroeconómica

A partir de la segunda mitad del año 1998 el país estuvo afectado por diversos factores internos y externos (caída del precio de las materias primas, mayor aversión al riesgo de los países emergentes y la devaluación brasileña entre otros) cuyo efecto fue la disminución del crédito internacional.

Durante el ejercicio 2001 el Producto Bruto Interno (PBI) cayó el 4,5%, se acentúo la presión deflacionaria, el deterioro fiscal y la falta de crédito internacional. A esta ausencia de financiamiento externo se sumó la desconfianza interna provocando una drástica disminución de los depósitos bancarios y la consiguiente reducción en los préstamos al sector privado.

La prolongada recesión económica, la inestabilidad política y las crecientes tensiones sociales provocaron importantes cambios políticos en los más altos niveles del Poder Ejecutivo. El nuevo gobierno que inauguró el año 2002, dispuso con la emisión de la Ley de Emergencia Pública y de Reforma del Régimen Cambiario N° 25.561, la salida del régimen de convertibilidad (que fijó la paridad peso-dólar 1 a 1 durante más de 10 años) mediante una devaluación del peso argentino del 29% en el tipo de cambio oficial, la reestructuración de deudas, la restricción en la transferencia de fondos al exterior destinados a cancelar obligaciones financieras, la pesificación de las tarifas públicas y la pesificación a $ 1 = US$ 1 para prestaciones dinerarias originadas en contratos celebrados entre particulares pactados en dólares.

El 11 de febrero de 2002, el Dto. N° 260/02 eliminó el sistema dual de tipo de cambio mencionado en el párrafo anterior, instituyendo un tipo de cambio libre y único. A partir de ese momento la moneda estadounidense ha mostrado una tendencia creciente, que el Banco Central de la República Argentina ha intentado menguar a través de su intervención en el mercado cambiario, llegando a cotizar a $ 3,00 al cierre del primer trimestre (según el tipo de cambio vendedor Banco de la Nación Argentina al 31 de marzo de 2002). Esta tendencia creciente del tipo de cambio, ha presionado sobre los precios de los productos, originando una inflación acumulada del 32% durante el primer trimestre del año.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el
informe de fecha 9 de mayo de 2002

Las perspectivas para el resto del ejercicio no son alentadoras. En el primer trimestre de este año la ruptura de la cadena de pagos sumado a la falta de financiamiento, acentuada por la declaración formal del default y devaluación, dan indicios de que la disminución del Producto Bruto Interno oscilaría en un rango de –5,5% a –13%.

Las medidas que se adopten para eliminar las restricciones a los depósitos bancarios serán cruciales en la determinación del Producto Bruto Interno de este año. Los factores que frenarían el aumento en el tipo de cambio son principalmente la mayor oferta de divisas por liquidación estacional de la cosecha gruesa, la menor liquidez de las empresas y los bancos, la absorción de pesos del Banco Central de la República Argentina colocando letras a tasas elevadas de interés y un nuevo sistema de intervención que apunta al mercado minorista.

También serán cruciales las reformas en el gasto público nacional y provincial, que posibiliten la obtención de financiamiento de organismos internacionales, caso contrario se impulsaría una mayor emisión e inflación creciente con el consiguiente aumento del dólar.

Perspectiva Comercial de la Compañía

Durante el presente trimestre la Compañía ha continuado con su política de mejora en la calidad de los servicios al cliente, e incorporado una nueva segmentación de la base de clientes, posibilitando la utilización de herramientas y la oferta de productos para cada segmento actual y potencial.

Del mismo modo que en el ejercicio anterior, la Compañía ha desarrollado acciones que refuerzan nuestro compromiso con la calidad de servicio y la satisfacción al cliente. Se continuó con la provisión del exitoso servicio digital, en la frecuencia de 1900 Mhz, en las principales ciudades del interior: Córdoba, Carlos Paz, Alta Gracia, Villa María, Jesús María, San Francisco, Esperanza, Santo Tomé, Venado Tuerto, Rafaela, Santa Fe, Rosario, Paraná, San Martín de Mendoza, Mendoza, San Pedro – Bs. As. –, Luján de Cuyo, Villa Constitución, Villa Gobernador Galvez, Maipú, Capitán Bermudez, Las Heras, Godoy Cruz, San Lorenzo, Tucumán, Tafí Viejo, Banda del Río Salí, Posadas, Corrientes, Resistencia, San Juan, San Luis, Villa Mercedes, Rafaela, Sunchales, San Nicolás, Pinamar, Villa Gesell, San Bernardo, Mar del Plata, Bahía Blanca, Puerto Belgrano, Neuquén y General Roca. Este servicio, con tecnología CDMA, una de las más avanzadas del mundo, permite a nuestros clientes comunicarse con mayor calidad y utilizar servicios de avanzada como Infotext, Caller ID y CTI @ccess con el cual nuestros clientes pueden acceder a Internet a través de sus teléfonos de tecnología digital.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

En este marco, se ha evidenciado un crecimiento significativo en el negocio de las aplicaciones de datos sobre plataforma SMS y WAP y acceso móvil a Internet.

Asimismo se ha lanzado el servicio digital a nuestros clientes prepagos en las regiones digitalizadas, con equipos Motorola Talkabout. A partir del segundo trimestre del año anterior también se ofrecen equipos digitales Nokia 6185 y Audiovox 9000.

Es de destacar también, que durante este período se ha continuado con la política de mejoramiento crediticio de nuestra base de clientes, a través de programas de suspensión más exigentes y a través de la venta, tanto a través del sistema prepago, como de débito automático. En este sentido, las últimas medidas económicas de fin de año han acelerado el desarrollo de nuevos medios para la compra de tarjetas por los usuarios.

En el marco de la reducción de costos, se ha modificado el esquema comisional del canal indirecto, hacia un sistema que privilegia la calidad y fidelidad de los clientes adquiridos.

Durante este período se ha continuado con el plan de precios denominado "One Rate" para los servicios regular y prepago, eliminando los cargos de larga distancia y efectuando un "bundling" de productos (equipos, precios, servicios verticales, nivel de atención al cliente) a fin de optimizar la sinergia de productos y servicios que la empresa comercializa, fomentando de esta manera una mayor utilización de la red por parte de nuestros clientes.
En el mismo sentido se ha enfatizado la oferta de promociones claves y el crecimiento de canales de venta, entre ellos "retail" y "telemarketing".

Con el lanzamiento de nuestros servicios en el Área Metropolitana Buenos Aires durante el año 2000, la Compañía brinda sus servicios a lo largo de todo el país, siendo en estos momentos la única que cuenta con una red celular propia instalada en todo el territorio nacional. Este logro brinda la posibilidad de ofrecer a nuestros clientes el servicio de roaming sin cargo, y de esta manera cumplir con la premisa de brindar nuevos y mejores servicios fomentando un mayor uso de la red.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

Desenvolvimiento financiero

En virtud de los recientes acontecimientos que modifican sustancialmente las variables macroeconómicas de la Argentina, la Compañía ha decidido dedicar sus recursos e ingresos a asegurar el normal desenvolvimiento de su actividad. En consecuencia, ha determinado suspender los pagos de sus obligaciones financieras. Dicha decisión ha sido oficialmente comunicada a los prestamistas el 15 de marzo de 2002. Actualmente, la Compañía se encuentra analizando la reestructuración y reprogramación de sus deudas de modo de poder satisfacerlas. Oportunamente, propondrá a los distintos acreedores financieros alternativas para el cumplimiento de los pagos postergados teniendo en cuenta a tal fin sus reales posibilidades económicas, las proyecciones financieras de la Compañía y las limitaciones impuestas por una economía signada por un elevado nivel de volatilidad.

Marco legal

Respecto del servicio de "Selección por Marcación" del prestador de servicios de Larga Distancia, con fecha 26 de marzo de 2002, a pedido de los Operadores de Telefonía, la Secretaría de Comunicaciones, conforme a la Resolución M.E. N° 33/2002, suspendió por el lapso de noventa (90) días corridos a partir de la fecha de vencimiento prevista por el Artículo 3° del Anexo I de la Resolución MIyV N° 613, la obligación existente para los prestadores de origen y de servicios de larga distancia de tener disponibles sus redes y equipos para implementar el sistema de selección por Marcación.

Reorganización societaria

Los estudios y análisis efectuados tomando en cuenta las actuales condiciones del mercado y la realidad económica y financiera, aconsejaron implementar un proceso de reorganización societaria cuya resultante ha sido la fusión por absorción de CTI Norte y CT Integrales en CTI.

La reorganización tiene el objetivo de aumentar la productividad y la rentabilidad de todo el grupo, redundando en beneficio de las sociedades intervinientes. La reestructuración en las áreas técnicas, administrativas y financieras permitirá una tangible racionalización de costos operativos y una optimización en la administración y control de las distintas unidades de negocios, con adecuada concentración y distribución de cargas operativas y financieras.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

Como resultado de lo mencionado, el 13 de febrero de 2002, las Asambleas Extraordinarias de Accionistas de las sociedades participantes resolvieron la fusión por absorción de las compañías, con efecto retroactivo a partir del 1 de enero de 2002, ratificando el Compromiso Previo de fusión aprobado por los Directorio de las Sociedades el 11 de febrero de 2002.

El acuerdo definitivo de fusión fue aprobado por los Directorios con fecha 2 de abril de 2002. A la fecha de emisión de los presentes estados contables el trámite se encuentra pendiente de inscripción por la Inspección General de Justicia.

Perspectivas de la Compañía

El escenario económico y social descripto anteriormente no augura buenas perspectivas para el presente año. Se espera una acentuación en la caída de los indicadores financieros directamente relacionada a la devaluación del peso respecto del dólar estadounidense y al resto de las medidas económicas tomadas por el actual gobierno.

La extrema incertidumbre y la ausencia de definiciones sobre política económica y cambiaria sumadas a la ausencia de financiamiento externo acentuarán la recesión, impactando directamente sobre el consumo y en consecuencia sobre los ingresos de la Compañía.

A consecuencia de las menciones anteriores, el plan de inversiones de la Compañía se ha visto limitado a la realización de acciones correctivas y de mantenimiento de las redes, con el objeto de garantizar la calidad de los servicios a los clientes, y cumplir con las exigencias estipuladas por las licencias otorgadas.

En este contexto, la Compañía utilizará sus mejores estrategias a fin de optimizar los recursos, brindando servicios de calidad y acordes a la adversidad de los tiempos actuales.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

2. SÍNTESIS DE LA ESTRUCTURA PATRIMONIAL CONSOLIDADA
(Expresado en millones de pesos)

	31/03/02	31/03/01	31/03/00	31/03/99	31/03/98
Activo corriente	255,52	341,22	231,23	250,63	213,67
Activo no corriente	1.952,49	1.538,68	974,75	919,36	920,47
Total del activo	2.208,01	1.879,90	1.205,98	1.169,99	1.134,14

	31/03/02	31/03/01	31/03/00	31/03/99	31/03/98
Pasivo					
Pasivo corriente	3.420,25	570,61	437,95	276,78	242,75
Pasivo no corriente	7,52	871,86	468,99	569,75	972,12
Total del pasivo	3.427,77	1.442,47	906,94	846,53	1.214,87
Patrimonio neto	(1.219,76)	437,43	299,04	323,46	(80,73)
Total del pasivo más patrimonio neto	2.208,01	1.879,90	1.205,98	1.169,99	1.134,14

3. SÍNTESIS DE LA ESTRUCTURA DE RESULTADOS CONSOLIDADA
(Expresado en millones de pesos)

	31/03/02	31/03/01	31/03/00	31/03/99	31/03/98
Ventas netas	122,63	131,74	112,98	123,46	114,54
Costo de Ventas	(58,02)	(60,68)	(42,28)	(41,02)	(45,53)
Ganancia bruta	64,61	71,06	70,70	82,44	69,01
Gastos de comercialización	(32,98)	(35,91)	(29,76)	(35,14)	(18,46)
Gastos de administración	(8,81)	(10,00)	(4,98)	(8,84)	(17,36)
Amortizaciones	(49,84)	(39,24)	(28,31)	(28,09)	(27,08)
Otros ingresos/egresos	(0,93)	0,09	0,06	0,02	0,43
Resultado operativo ordinario	(27,95)	(14,00)	7,71	10,39	6,54
Resultados por inversión en sociedades	(0,30)	(4,99)	-	-	-
Resultados financieros	(1.622,55)	(35,54)	(20,63)	(14,01)	(20,40)
Efecto del impuesto a las Ganancias diferido	-	-	9,02	3,53	-
Impuesto a la ganancia mínima presunta	(4,29)	(4,36)	(3,35)	(2,87)	-
Pérdida neta	(1.655,09)	(58,89)	(7,25)	(2,96)	(13,86)

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

4. DATOS ESTADÍSTICOS

	31/03/02	31/03/01	31/03/00	31/03/99	31/03/98
Total de suscriptores	1.104.406	1.102.023	843.936	713.932	414.620
Total Minutos de Uso	369.503	387.093	253.563	227.654	180.695

5. ÍNDICES CONSOLIDADOS

	31/03/02	31/03/01	31/03/00	31/03/99	31/03/98
Liquidez (1)	0,07	0,60	0,53	0,91	0,88
Endeudamiento (2)	(2,81)	3,30	3,03	2,62	-
Rentabilidad ordinaria antes de impuesto a las ganancias (3)	(3,79)	(0,1099)	(0,0127)	(0,0003)	-

(1) Activo corriente / Pasivo corriente
(2) Pasivo total / Patrimonio neto
(3) Resultado ordinario antes del impuesto a las ganancias/ Patrimonio neto (excluido el resultado del período)

WALTER FORWOOD
Presidente

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

Firmado a los efectos de su identificación con el informe de fecha 9 de mayo de 2002

INFORME DE LA COMISIÓN FISCALIZADORA

Señores Accionistas de
CTI Holdings S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de CTI Holdings S.A., hemos efectuado una revisión limitada de los documentos detallados en el párrafo I siguiente. Los documentos citados son responsabilidad del Directorio de la Sociedad.

I. DOCUMENTOS OBJETO DE LA REVISIÓN LIMITADA

a) Balance general al 31 de marzo de 2002.

b) Estado de resultados por el período de tres meses finalizado el 31 de marzo de 2002.

c) Estado de evolución del patrimonio neto por el período de tres meses finalizado el 31 de marzo de 2002.

d) Estado de origen y aplicación de fondos por el período de tres meses finalizado el 31 de marzo de 2002.

e) Notas 1 a 17 y anexos A, B, C, G y H.

f) Balance general consolidado al 31 de marzo de 2002.

g) Estado de resultados consolidado por el período de tres meses finalizado el 31 de marzo de 2002.

h) Estado de origen y aplicación de fondos consolidado, por el período de tres meses finalizado el 31 de marzo de 2002.

i) Notas A a N a los estados contables consolidados.

II. ALCANCE DE LA REVISIÓN LIMITADA

1. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el párrafo I se efectúe de acuerdo con las normas vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre las decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

2. Para realizar nuestra tarea profesional sobre los documentos detallados en el párrafo I, hemos revisado el trabajo efectuado por los auditores externos Henry Martin, Lisdero y Asociados quienes emitieron su informe de fecha 9 de mayo de 2002 de acuerdo con las normas vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicha firma. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras.

3. El alcance de esta revisión es sustancialmente menor al requerido para efectuar una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

4. Como se explica en la Nota 2 a los estados contables adjuntos, durante los últimos meses del ejercicio concluido el 31 de diciembre de 2001, el Gobierno Nacional introdujo cambios significativos de política económica, habiéndose dispuesto -con posterioridad al cierre del ejercicio- la modificación del régimen cambiario establecido por la Ley de Convertibilidad vigente desde el año 1991, a través de la emisión de sucesivas normas legales, muchas de las cuales aún se hallan en proceso de instrumentación y reglamentación. En la nota referida se describen también los efectos sobre la situación general de la Sociedad producidos por las medidas adoptadas hasta la fecha por el Gobierno Nacional, cuyos efectos no pueden ser estimados razonablemente a la fecha de emisión de los estados contables. El contexto económico y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de los acontecimientos. Los adjuntos estados contables deben ser leídos teniendo en cuenta las circunstancias previamente explicadas.

5. Los estados contables mencionados en el primer párrafo han sido preparados bajo el supuesto de que CTI Holdings S.A. y sus sociedades controladas continuarán operando como empresa en marcha y no incluye ningún ajuste para reflejar los posibles efectos futuros sobre el valor de recupero y clasificación de los activos y los montos de los pasivos que podrían resultar de la resolución desfavorable de la incertidumbre descripta a continuación. Las sociedades controladas por CTI Holdings S.A. han incurrido en pérdidas recurrentes, tienen capital de trabajo deficitario, y patrimonio neto negativo. Además, estas sociedades no han cumplido con ciertos compromisos establecidos en los contratos de préstamos bancarios y han decidido suspender los pagos de sus obligaciones financieras. Asimismo, no han podido suministrarnos proyecciones que permitan demostrar la viabilidad de generación de suficientes fondos para cumplir con las condiciones establecidas en sus contratos de préstamos financieros. Estas circunstancias al presente originan dudas sustanciales sobre la capacidad de estas sociedades, y por lo tanto de CTI Holdings S.A., para continuar operando como empresa en marcha.

6. Las circunstancias mencionadas en los párrafos 4 y 5 originaron una abstención de opinión en nuestro informe de fecha 1° de febrero de 2002 que emitiéramos sobre los estados contables al 31 de diciembre de 2001,

7. Tal como indica la Nota 3 a los estados contables adjuntos, la Sociedad no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda ocurridas desde el 1° de enero de 2002, lo que es requerido por la Resolución M.D. 3/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. De haberse aplicado dicha Resolución, (a) el patrimonio neto de la Sociedad al 31 de marzo de 2002 hubiera aumentado en aproximadamente $ 12.910.000 y la pérdida por el período de tres meses finalizado en dicha fecha hubiera disminuido aproximadamente en $ 129.400.000, y (b) todos los saldos de los rubros al 31 de marzo de 2001 presentados con fines comparativos se hubieran reexpresado aplicando el coeficiente de ajuste correspondiente al período enero a marzo de 2002 de 32%.

III. CONCLUSIÓN

Por las razones descriptas en el párrafo II. de este informe, no estamos en condiciones de emitir una opinión sobre la razonabilidad de los estados contables intermedios mencionados en el párrafo I. considerados en su conjunto. No obstante ello, y basados en nuestra revisión informamos que:

- no se han modificado las circunstancias por las cuales nos abstuvimos de opinar sobre los estados contables al 31 de diciembre de 2001;

- no estamos en conocimiento de ninguna otra posible modificación significativa que deba hacerse a los estados contables mencionados en el primer párrafo para que los mismos estén presentados de acuerdo con las normas pertinentes de la Comisión Nacional de Valores y, excepto por la falta de reconocimiento de los efectos de las variaciones en el poder adquisitivo de la moneda mencionada en el párrafo 7, con las normas contables profesionales vigentes en la Argentina.

Adicionalmente, informamos que los estados contables adjuntos surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Buenos Aires
9 de mayo de 2002

Dr. EDUARDO G. PADILLA FOX
Abogado
Tomo 15 Folio 471
Por Comisión Fiscalizadora

CTI HOLDINGS S.A.

RATIFICACIÓN DE FIRMAS IMPRESAS

Por la presente, se ratifican las firmas que en facsímil obran en las fojas que anteceden, desde la página 4 hasta la página 89 cuyo contenido también se ratifica y que reemplazan las correspondientes firmas ológrafas colocadas en los originales de los estados contables de CTI Holdings S.A. correspondiente a los períodos finalizados el 31 de marzo de 2002 y 2001.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Ricardo J. Demattei (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° 66 F° 5

WALTER FORWOOD
Presidente

Item 4.

English Summary of
Argentine GAAP consolidated financial statements for the three months ended March 31, 2002 and 2001

CTI Holdings S.A.
Consolidated Balance Sheets as of March 31, 2002 ad 2001 (Unaudited)
(Prepared in pesos in accordance with Argentine GAAP)

Assets	2002	2001
Current Assets		
Cash and cash equivalent	32,665,220	18,322,375
Investments	1,645,075	21,193,523
Accounts receivable, trade, net of allowance for doubtful accounts	142,800,592	129,090,549
Taxes receivable	29,341,440	81,717,481
Other receivable	8,091,495	12,385,381
Inventories	27,119,415	67,380,013
Other assets	13,856,829	11,131,931
Total current assets	255,520,066	341,221,253
Non-current Assets		
Taxes receivable	5,807,661	62,333,661
Other receivable	568,977	958,732
Property, Plant ad Equipment, net	1,535,633,221	1,015,878,146
Intangibles and deferred charges, net	408,940,059	459,169,469
Other assets	1,541,406	340,349
Total non-current assets	1,952,491,324	1,538,680,357
TOTAL	2,208,011,390	1,879,901,610

Liabilities	2002	2001
Current Liabilities		
Accounts payable	135,685,402	217,983,374
Argentine Government – PCS license	-	102,884,438
Short-term debt	5,240,599	47.800.000
Current portion of long-term debt	549,784,508	148,604,064
Financial Debt	2,468,320,182	-
Shareholders' loans	109,505,222	-
Related Companies	42,019,509	14,728,396
Compensation and social contributions	3,848,412	5,143,631
Taxes payable	52,073,734	15,951,255
Deferred revenue	10,673,591	11,532,970
Other	43,103,005	5,981,271
Total current liabilities	3,420,254,164	570,609,399
Non-current Liabilities		
Accounts payable	384,753	1,011,488
Long-term debt	-	841,622,207
Tax payable	4,288,268	26,388,373
Other	6.000	-
Provision for Contingencies	2.841.827	2,841,827
Total non-current liabilities	7,520,848	871,863,895
Total liabilities	3,427,775,012	1,442,473,294
Minority interest	(26)	(532)
SHAREHOLDERS' EQUITY	(1,219,763,596)	437,428,848
TOTAL	2,208,011,390	1,879,901,610

CTI Holdings S.A.

Consolidated Statements of Operations for the three-month period ending March 31, 2002 ad 2001
(Unaudited)
(Prepared in pesos in accordance with Argentine GAAP)

	2002	2001
Revenues and Sales	122,634,659	131,739,549
Cost of service	(58,018,720)	(60,676,766)
Sub-total	64,615,939	71,062,783
Selling and marketing expenses	(32,978,498)	(35,914,103)
General and administrative expenses	(8,807,867)	(9,998,178)
	22,829,574	25,150,502
Other, net	(930,291)	90,539
Equity loss from related Companies	(301,244)	(4,991,480)
Depreciation and Amortization	(49,846,191)	(39,241,592)
Financial and holdings results		
Interest income	22,211,931	491,189
Interest expense	(1,644,764,426)	(36,036,185)
Minimum presumptive income tax	(4,288,268)	(4,361,373)
Minority interest	246	387
Net Loss	(1,655,088,669)	(58,898,013)